Exhibit (a)(1)(i)

OFFER TO PURCHASE FOR CASH

BY

RAND WORLDWIDE, INC.

OF

UP TO 27,530,816 SHARES OF ITS COMMON STOCK

AT A PURCHASE PRICE OF $1.20 PER SHARE

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON NOVEMBER 3, 2014, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Rand Worldwide, Inc., a Delaware corporation (the “Company”, “we” or “us”) hereby invites you to tender your shares of our common stock for purchase by us at a price of $1.20 per share in cash, without interest, on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”). Unless the context otherwise requires, all references to shares shall refer to the shares of common stock of the Company, par value $0.01 per share.

We will purchase up to 27,530,816 shares in the Offer. Only shares properly tendered and not properly withdrawn will be purchased. If the number of shares properly tendered is less than 27,530,816, we will purchase all of the shares properly tendered. If the number of shares tendered is more than 27,530,816, we will purchase 27,530,816 shares in the aggregate, on a pro rata basis from all stockholders who tendered shares. We reserve the right, in our sole discretion, to increase the number of shares we purchase by an amount that does not exceed 2% of our outstanding shares.

The Offer will expire at 5:00 p.m., New York City time, on Monday, November 3, 2014, unless extended or earlier terminated. If you want to tender your shares pursuant to the Offer, you must specify the number of shares you want to tender, and follow the instructions in this document and the related documents, including the accompanying Letter of Transmittal.

The Offer is not conditioned on any minimum number of shares being tendered, but is subject to other conditions discussed in this Offer to Purchase, including the Financing Condition (as defined in this document).

Our shares are not heavily traded. Trades are effected in privately-negotiated transactions and by certain broker-dealers, who make a market in the common stock through the OTCQB tier of OTC Markets Group Inc. Market information for our common stock may be found at the OTC Markets Group’s Internet website, www.otcmarkets.com, under the symbol “RWWI”. On September 26, 2014, the last trading day before we announced our intention to conduct the Offer, the closing price per share of our common stock was $1.15. You are urged to obtain current market quotations for the shares before deciding whether to tender your shares. See Section 11.

Our Board of Directors has approved this Offer. However, neither we nor our Board of Directors, nor the Information Agent or the Depositary, make any recommendation to you as to whether you should tender your shares. You must decide whether to tender your shares and, if so, how many shares to tender.

Our directors and executive officers have advised us that they intend to tender an aggregate of approximately 291,295 shares in the Offer. See Section 12. Further, we have been informed that RWWI Holdings LLC, the holder of approximately 46.3% of our common shares, intends to tender all of the shares that it holds (subject to proration in the event that the total number of shares tendered in the Offer by all stockholders is greater than 27,530,816). Because of this, and because of the debt financing being used in order to finance the Offer, our capital and ownership structure following completion of the Offer will be materially different from our capital and ownership structure prior to the Offer. See Section 5.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Questions about the Offer or requests for assistance may be directed to Georgeson, Inc., the Information Agent for the Offer, at the address and phone number set forth on the back cover page of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or any document incorporated herein by reference may be directed to the Information Agent at the address and phone number set forth on the back cover page of this Offer to Purchase.

This document contains important information about the Offer. We urge you to read it in its entirety.

Offer to Purchase dated October 3, 2014

i

SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. It highlights material information in this document, but you should realize that it does not describe all of the details of the Offer to the same extent that they are described in the body of this document. We urge you to read the entire document and the related Letter of Transmittal because they contain the full details of the Offer. Where helpful, we have included references to the sections of this document where you will find a more complete discussion. As used in this document, the terms “Rand Worldwide,” “Rand,” “the Company,” “we,” “our” and “us” refer to Rand Worldwide, Inc., a Delaware corporation.

Who is offering to purchase my shares?

•	The issuer of the shares, Rand Worldwide, Inc., is offering to purchase your shares. See Section 6.

How much will the Company pay me for my shares?

•	We are offering to purchase shares of common stock at a price of $1.20 per share. If your shares are purchased in the Offer, we will pay you the purchase price, in cash, without interest, promptly after the expiration of the Offer. See Section 9.

How many shares is the Company offering to purchase?

•	We will purchase up to 27,530,816 shares pursuant to the Offer, or approximately 50.5% of our outstanding common stock. We also reserve the right to increase the number of shares we purchase by an amount that does not exceed 2% of our outstanding shares, subject to applicable legal requirements. See Section 6.

Do I have to sell my shares to the Company?

•	No. This is a voluntary offer. You are not required to tender any shares.

If I tender my shares, how many of my shares will the Company purchase?

•	We may not purchase all of the shares that you tender pursuant to the Offer. If more than 27,530,816 shares are tendered, we will purchase shares from all stockholders who properly tender shares, on a pro rata basis based on the aggregate number of shares tendered. As a result, we will purchase the same percentage of shares from each tendering stockholder who properly tenders shares and does not withdraw them. We will announce final results on any proration promptly after the expiration date. If you hold fewer than 100 shares and tender all of the shares you hold, we will accept your shares first, without proration. See Section 6.

What is the market value of my shares as of a recent date?

•	On September 26, 2014, the last trading day prior to our announcement of our intention to commence the Offer, the closing price per share of our common stock, as quoted on the OTCQB, was $1.15. The purchase price in the Offer is thus approximately 4.3% above the stock’s closing price as of that date. We urge you to obtain a current market quotation for your shares before deciding whether to tender your shares. See Section 11.

What is the purpose of the Offer?

•	We believe that the purchase of our shares is consistent with our long-term goal of maximizing stockholder value. See Section 1.

•	We are making the Offer to provide all stockholders an opportunity for liquidity in our common stock, which is not heavily traded.

•	Our largest stockholder, RWWI Holdings LLC, which is majority-owned by funds affiliated with Ampersand Capital Partners, has indicated its intention to seek an exit from its investment. Accordingly, we are also making the Offer to facilitate the exit of RWWI Holdings LLC from our common stock, while making the same opportunity available to unaffiliated stockholders, without the potential disruption to the market price of the common stock that would likely result from market sales.

•	The Offer may give all of our stockholders the opportunity to sell their shares at a premium to the currently prevailing and historical market prices for the shares, in a short period of time, which would not be possible through an open market repurchase program.

Will the Company remain a public company after the completion of the Offer?

•	We have fewer than 300 stockholders of record prior to the commencement of the Offer, and therefore we are eligible to terminate the registration of our common stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would terminate our requirement to file financial reports, proxy statements and other items with the Securities and Exchange Commission (the “SEC”). As of September 22, 2014, we had 280 stockholders of record of our common stock.

•	We nevertheless currently intend to remain a reporting company after the completion of the Offer and expect that our common stock will continue to be quoted on the OTCQB tier of OTC Markets Group Inc., although we cannot guarantee that we will remain a reporting company or predict the liquidity of the market which will thereafter exist for our common stock. As a result of the lower number of shares outstanding that will exist following the Offer, it may become more difficult for our remaining stockholders to sell their shares.

Who will be the majority stockholder after the completion of the Offer?

•	RWWI Holdings LLC, which is majority-owned by funds affiliated with Ampersand Capital Partners, currently owns 25,232,682 shares, or approximately 46.3%, of our outstanding common stock and has indicated its intention to tender all of its common shares in the Offer, subject to the proration procedures for the Offer. RWWI Holdings LLC held a majority of our common stock until September 26, 2014, when it sold 9,000,000 shares to an affiliate of 3K Limited Partnership (described below) at a purchase price of $1.20 per share. See Section 12 for a description of the Purchase Agreement.

•	3K Limited Partnership (“3K”), which together with its affiliates holds approximately 30.9% of Rand’s common stock, has indicated that they do not intend to tender shares in the Offer. After giving effect to the Offer and the reduction in shares outstanding, 3K and its affiliates will hold approximately 62.5% of Rand’s common stock (assuming that the maximum 27,530,816 shares are tendered in the Offer and purchased by us).

•	See Section 4, “Our Plans After the Offer,” for a description of anticipated changes to our Board of Directors and management team following the completion of the Offer.

How will the Company pay for the shares?

•

Assuming that the maximum 27,530,816 shares are tendered in the Offer, the aggregate purchase price will be approximately $33.0 million. We plan to pay for the shares tendered in the Offer and purchased by us with (a) cash on hand of approximately $9.5 million and (b) borrowings under a new debt facility to be entered into with JP Morgan Chase Bank National Association (“JPMCB” or the “Bank”). We expect to incur approximately $25 million in additional indebtedness under a new term loan as a result of the financing arrangements pursuant to the Offer, and we will also enter into a new $10 million revolving credit facility. The Offer is subject to the Financing Condition, meaning that if we are unable to obtain financing in an amount sufficient to fund the share purchases in the Offer, we will not be required to close the Offer. We received a commitment letter from JPMCB relating to the new facility on September 26, 2014. See Sections 10 and 13.

Are there any conditions to the Offer?

•	Yes. Our obligation to accept for payment and pay for your tendered shares depends on a number of conditions that must be satisfied in our reasonable judgment or waived by us, on or prior to the expiration of the Offer. Such conditions include, but are not limited to the consummation of certain debt financing transactions, resulting in aggregate proceeds to us that are sufficient to fund our purchase of shares in the Offer (the “Financing Condition”). We expect to obtain this financing on the terms outlined in JPMCB’s commitment letter.

•	These and other conditions, including a minimum consolidated adjusted EBITDA condition for the twelve months ended August 30, 2014, are described in greater detail in Section 10. The Offer is not conditioned on our stockholders tendering any minimum number of shares.

How long do I have to decide whether to tender my shares pursuant to the Offer?

•	You may tender your shares until the Offer expires. Currently, the Offer is scheduled to expire at 5:00 p.m., New York City time, on Monday, November 3, 2014. If your shares are held by a nominee or broker, they will likely have an earlier deadline for accepting the Offer.

Can the Company extend the Offer past the initial expiration date or amend the terms of the Offer?

•	We can extend the Offer past the scheduled expiration date in our sole discretion. If we choose to do so, you will be able to tender your shares until the end of the day selected as the new expiration date. We reserve the right in our sole discretion to amend the Offer in any respect. See Sections 1 and 17.

How will I know if the Company extends the Offer or amends the terms of the Offer?

•	We will announce any amendment to the Offer by making a public announcement of the amendment. We will issue a press release announcing any extension of the Offer no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced expiration date. In the event of an extension, termination or postponement of the Offer, we will also give written or oral notice to the Depositary and the Information Agent. See Section 17.

How do I tender my shares?

•	You must complete one of the actions described under the section entitled “Important Procedures” in this document before the Offer expires. You may also contact the Depositary or your broker for assistance. The contact information for the Depositary is on the back page of this document. For a more detailed explanation of the tendering procedures, see Section 7.

How and when will I be paid?

•	If your shares are purchased pursuant to the Offer, you will be paid the purchase price, in cash, without interest, promptly after the expiration of the Offer period and the acceptance of the shares for payment.

•	We will pay for the shares accepted for payment by depositing the aggregate purchase price with the Depositary promptly after the expiration date of the Offer. The Depositary will act as your agent and will transmit to you or you broker the payment for all of your shares accepted for payment. See Section 9.

What do I have to do if I have lost my stock certificates, or if they have been mutilated, destroyed or stolen, but I still want to tender them?

•	Call the Depositary at (877) 248-6417 for instructions on how to tender shares in such circumstances.

Can I withdraw my previously tendered shares?

•	You can withdraw your previously tendered shares at any time prior to 5:00 p.m., New York City time, on Monday, November 3, 2014, or such later time and date to which we may extend the Offer. In addition, if we have not accepted for payment the shares you have tendered to us, you may withdraw your shares at any time after 12:00 midnight, New York City time on December 2, 2014. See Section 8.

How do I withdraw my previously tendered shares?

•	To withdraw your previously tendered shares, you must deliver a written or facsimile notice of withdrawal with the required information to the Depositary while you still have the right to withdraw. If you have tendered by giving instructions to a broker or a bank, you must instruct the broker or bank to arrange for withdrawal of your shares. See Section 8.

What are the United States federal tax consequences if I tender my shares to the Company?

•	If you are a U.S. Holder (as defined in Section 16), the receipt of cash for your tendered shares generally will be treated for United States federal income tax purposes either as (a) a sale or exchange eligible for capital gain or loss treatment, or (b) a dividend. See Section 16. If you are a Non-U.S. Holder (as defined in Section 16), the payment of cash for your tendered shares may be subject to United States federal income tax withholding. See Section 7.

Will I have to pay brokerage commissions or stock transfer taxes if I tender my shares to the Company?

•	If you are a registered stockholder and tender your shares directly to the Depositary, you will not have to pay any brokerage commissions. If you hold shares through a broker or bank, however, you should ask your broker or bank if you will be charged a fee to tender your shares. See Section 7.

•	If you instruct the Depositary in the Letter of Transmittal to make payment for the shares to the registered holder of your shares, you will not incur any stock transfer tax. See Section 7.

If I own fewer than 100 shares and I tender all of my shares, will I be subject to proration?

•	If you own beneficially or of record fewer than 100 shares, tender all of such shares before the Offer expires, and complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery, we will purchase all of your shares without subjecting them to the proration procedure.

What does the Board of Directors of the Company think of the Offer?

•	Our Board of Directors has unanimously approved the Offer and found it to be fair to the Company and its unaffiliated stockholders. See Section 2. However, none of our Board of

Directors, the Depositary, the Information Agent, JPMCB or Rand is making any recommendation to you as to whether you should tender your shares. We are not making a recommendation as to whether you should tender shares pursuant to the Offer because we believe that you should make your own decision based on your views as to the value of our common stock and our prospects, as well as your liquidity needs, investment objectives, and other individual considerations. You must decide whether to tender your shares and, if so, how many shares to tender. You should discuss whether to tender your shares with your broker or other financial or tax advisor.

•	Some of our directors and executive officers have informed us that they intend to tender an estimated 291,295 shares, in the aggregate in the Offer. These are shares estimated to be received upon net settlement of 1,154,400 outstanding stock options upon the exercise of those options. See Section 12. These directors and executive officers have advised us that they are tendering shares to obtain liquidity or for tax planning or asset diversification purposes. Their tender of shares is not intended to be a reflection of their views of the Company or its short or long-term prospects. They will not receive any preferential treatment in the event we need to prorate the shares tendered. See Sections 1, 6, and 12.

•	In addition, our largest stockholder, RWWI Holdings LLC, which currently holds approximately 46.3% of our common stock, has indicated its intention to tender all of its common shares in the Offer, subject to the proration procedures for the Offer. 3K, which has indicated that it will not tender shares in the Offer and which currently holds (together with its affiliates) approximately 30.9% of our common stock, has substantially increased its ownership position in Rand by buying, through an affiliate, 9 million shares of our common stock from RWWI Holdings LLC, at the same price being offered to stockholders in the Offer, on September 26, 2014. Giving effect to the reduction in our outstanding shares as a result of the Offer (assuming the maximum 27,530,816 shares are tendered in the Offer and purchased by us), we estimate that 3K will increase its ownership to approximately 62.5% of our common stock. See Sections 1, 4, 5 and 12.

Did the Board of Directors receive any fairness opinions or similar reports regarding the fairness of the Offer?

•	Yes. Covington Associates (“Covington”), the Company’s financial advisor, delivered an opinion to the Board of Directors that the consideration to be received in the Offer is fair, from a financial point of view, to our unaffiliated stockholders. A copy of Covington’s opinion is attached to this document as Appendix B and should be read in its entirety by each stockholder. For a description of the information presented by Covington, see Section 3. In addition, the Board of Directors also received a report on the solvency of the Company, under Delaware law, giving effect to the financing arrangements contemplated in the Offer and the effect of the Offer on our capital and surplus, prior to approving the Offer.

How will stock options be treated?

•	If you hold vested but unexercised stock options, you may exercise such options in accordance with the terms of our policies and procedures under our equity compensation plan and your awards, and tender the shares received upon such exercise in accordance with this Offer. An exercise of a stock option cannot be revoked for any reason even if shares received upon the exercise thereof and tendered in the Offer are not purchased in the Offer for any reason. See Section 7. You should evaluate this Offer carefully to determine if participation would be advantageous to you, based on your stock option exercise prices, the date of your stock option grants, the years left to exercise your stock options and the provisions for pro rata purchases by the Company described in Section 6. We encourage you to discuss the Offer with your financial or tax advisor or broker, if any.

•	In light of the limited liquidity in our stock, and with the intent to permit holders of Company stock options to benefit from the liquidity opportunity that the Offer provides to those who wish to participate, our Board of Directors has determined to accelerate, upon the commencement of the Offer, the vesting of all unvested stock options granted under the Company’s stock option or omnibus equity compensation plans. This will permit optionholders, including holders of unvested options, if they so wish, to exercise their options and participate in the Offer on the same terms as other stockholders. Our Board of Directors has agreed, as permitted under the applicable plans, to allow for the “net settlement” of stock options for those holders of Company stock options who wish to participate in the Offer. See Section 12.

•	Based on its inquiry, the Company believes that its executive officers and directors intend to exercise an aggregate of approximately 1,154,400 options, with a weighted average exercise price of $0.796 per share, in order to tender the 291,295 underlying shares in the aggregate expected to be received upon net settlement of such options in the Offer.

How will the Company’s preferred stock be treated?

•	As of the date of this Offer to Purchase, there are two series of the Company’s convertible preferred stock outstanding: 384,495 shares of the Company’s Series D Convertible Preferred Stock and 862 shares of the Company’s Series E Convertible Preferred Stock. Each share of Series D Convertible Preferred Stock is currently convertible into two shares of the Company’s common stock (768,990 shares of common stock in the aggregate), and each share of Series E Convertible Preferred Stock is currently convertible into 1,538.5 shares of the Company’s common stock (1,326,187 shares of common stock in the aggregate). We are not offering to purchase these shares of preferred stock. Holders of these preferred shares can participate in the Offer by exercising their right to convert such preferred shares into common stock and then tendering those shares of common stock in the Offer.

Whom can I talk to if I have questions about the Offer?

•	The Depositary can help answer your questions regarding the procedures for tendering your shares, including how to complete the enclosed forms. The Depositary is American Stock Transfer & Trust Company, LLC. Its contact information appears on the back cover of this document. You may also contact the Information Agent for more information about Rand or the Offer. The Information Agent is Georgeson, Inc. Its contact information appears on the back cover of this document.

IMPORTANT PROCEDURES

If you want to tender all or part of your shares, you must do one of the following before the Offer expires:

•	if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and instruct the nominee to tender your shares for you, or

•	if you hold certificates in your own name, properly complete and sign a Letter of Transmittal according to its instructions, and deliver it, together with any required signature guarantees, the certificates for your shares and any other documents required by the Letter of Transmittal, to American Stock Transfer & Trust Company, LLC, the Depositary for the Offer, at the address appearing on the back cover of this document, or

•	if you are an institution participating in The Depositary Trust Company, which we call the “Book-Entry Transfer Facility” in this document, tender your shares according to the procedure for book-entry transfer described in Section 7, or

•	if you are a holder of stock options to purchase shares under the Company’s stock option or omnibus equity compensation plans, you may exercise your stock options and tender any of the shares issued upon exercise in accordance with the Company’s policies and procedures for the applicable equity plan, subject to the optional provisions for net settlement described in Section 12, or

•	holders of the Company’s Series D Convertible Preferred Stock and Series E Convertible Preferred Stock can participate in the Offer by exercising their right to convert such preferred shares into common stock and then tendering those shares of common stock in the Offer.

If you want to tender your shares but (a) the certificates for your shares are not immediately available or cannot be delivered to the Depositary by the Expiration Date, (b) you cannot comply with the procedure for book-entry transfer by the Expiration Date, or (c) your other required documents cannot be delivered to the Depositary by the Expiration Date, you may still tender your shares if you comply with the guaranteed delivery procedure described in Section 7 of this Offer to Purchase.

To tender your shares properly, you must follow the procedures described in this document, the Letter of Transmittal and the other documents related to the Offer.

If you have questions or need assistance, you should contact the Depositary regarding the procedures for tendering your shares, including how to complete the enclosed forms, or the Information Agent regarding Rand or the Offer at their respective address or telephone number on the back cover of this document. You may also request additional copies of this document and the Letter of Transmittal or the Notice of Guaranteed Delivery from the Information Agent.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender shares in the Offer. We have not authorized any person to give any information or to make any representation on our behalf in connection with the Offer other than those contained in this document or in the related Letter of Transmittal. If any such recommendation, information or representation is given or made, it must not be relied upon as having been authorized by us, the Information Agent or the Depositary.

FORWARD-LOOKING STATEMENTS

This document contains a number of forward-looking statements, including, among others, statements dealing with the benefits that the Offer may provide to our stockholders, the fulfillment of conditions to the Offer (including the financing of the Offer), the date on which we will announce the final proration factor or pay for tendered shares, our possession of sufficient capital to fund our operations, prospects for our business, the repurchase of additional shares in the future, the fees and expenses we will incur in connection with the Offer, and the quotation and tradability of our stock after the Offer is completed. The forward-looking statements regarding these matters are made by us based on various assumptions and analyses made by us in light of our management’s experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances.

Forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors (many of which are beyond our control) that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar terms and phrases, including references to assumptions, are intended to identify forward-looking statements.

Forward-looking statements made in connection with the Offer do not fall within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. We caution readers that the important factors set forth below, as well as factors discussed in other documents filed by us with the SEC, among others, could cause our actual results to differ materially from those expected or anticipated in the forward-looking statements contained in this document.

Important factors that could cause actual results to differ materially from those implicit in forward-looking statements include, without limitation, the following:

•	the timing and occurrence or non-occurrence of events, including the conditions to the Offer, may be subject to circumstances beyond our control;

•	the financial covenants of our credit arrangements, including the debt being incurred in connection with the financing of the Offer, will restrict our ability to borrow additional funds and pay dividends and may adversely affect our capital resources, financial condition and liquidity;

•	changes in accounting principles, policies or guidelines may cause our financial condition to be perceived differently;

•	general economic conditions, either nationally or locally in some or all areas in which we do business, or conditions in the securities markets or the value added reseller industry may be less favorable than we currently anticipate;

•	legislation or regulatory changes may adversely affect our business;

•	technological changes may be more difficult or expensive than we anticipate; or

•	success or consummation of new business initiatives may be more difficult or expensive than we anticipate.

The list of factors above is illustrative, but by no means exhaustive. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. All subsequent written and oral forward-looking statements concerning the Offer or other matters addressed in this document and attributable to us or any person acting on our behalf are qualified by these cautionary statements. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SPECIAL FACTORS

SECTION 1. PURPOSE AND BACKGROUND OF THE OFFER.

Purpose of the Offer

We are making this Offer to enable you to decide whether you desire to continue your investment in the Company or whether you desire to obtain current value for your shares. The purposes of the Offer include:

•	We believe that the purchase of our shares is consistent with our long-term goal of maximizing stockholder value.

•	We are making the Offer to provide all stockholders an opportunity for liquidity in our stock, which is not heavily traded.

•	Following discussions between the Company and certain other parties relating to the potential acquisition of the Company in early 2014, our largest stockholder, RWWI Holdings LLC, which is majority-owned by funds affiliated with Ampersand Capital Partners, has indicated its desire to seek an exit from its investment on the condition that a similar opportunity for liquidity could be made available to other stockholders. Accordingly, we are also making the Offer to facilitate the exit of RWWI Holdings LLC from our common stock, while making the same opportunity available to unaffiliated stockholders, without the potential disruption to the market price of the common stock that would likely result from market sales.

•	The offer will give the Company’s stockholders the opportunity to sell some or all of their shares at a premium to the currently prevailing market prices for the shares, in a short period of time, which would not be possible through an open market repurchase program.

Managing the Company’s Capital. We believe that the purchase of our shares is an attractive use of a portion of our capital resources (including the availability of debt financing) on behalf of our stockholders and is consistent with our long-term goal of increasing stockholder value. Among other things, we believe that the anticipated borrowings we will incur to finance the Offer will result in a more efficient capital structure that more effectively uses financial leverage, thus making possible improved future earnings per share for our continuing stockholders. The effect of the Offer will be to increase our return on equity, a key indicator of financial performance. We believe that the beneficial impact on return on equity makes an investment in our common stock a better use of our capital than other investment opportunities available to us at this time, given current market and economic conditions.

Providing Liquidity. We believe that the Offer represents an efficient mechanism to provide the Company’s stockholders with the opportunity to tender all or a portion of their shares of common stock for purchase by us, and thereby receive a return of some or all of their investment if they so elect. The purpose of the Offer is ultimately to provide stockholders with an opportunity for liquidity for their shares of our common stock, without the disruption to the share price and the usual transaction costs that are typically associated with market sales, especially of thinly traded companies.

Further information on the alternatives to the Offer that were considered by the Company’s Board of Directors is presented below under “Background of the Offer.”

Certain Disclosures

The rules of the SEC require certain additional disclosure relating, primarily, to the fairness of a proposed transaction when a company or its affiliates purchase the company’s equity securities in a transaction that has either a reasonable likelihood or a purpose of having certain effects, including having the effect of causing any class of the company’s equity securities to become eligible for termination of registration under the Exchange Act, or the effect of causing the reporting obligations with respect to such class to become eligible for termination under applicable SEC rules. These transactions are referred to as “going private” transactions under Rule 13e-3 under the Exchange Act, or “Rule 13e-3 transactions.”

Rand does not believe that the Offer qualifies as a Rule 13e-3 transaction. The Company currently has fewer than 300 stockholders of record, as calculated under Rule 12g5-1 under the Exchange Act, meaning the Company is already eligible to terminate the registration of its common stock under the Exchange Act. Consequently, under applicable interpretations of the staff of the SEC, the Offer would not be deemed to cause the common stock to become eligible for termination of registration, even if it were to decrease the number of stockholders of record.

However, as part of its review and approval of the Offer, the Board of Directors considered many of the factors to which Rule 13e-3 disclosure requirements are addressed. In light of the substantial effect that the Offer (together with the recent sale of shares from our then-majority stockholder to 3K) is expected to have on the Company’s stockholder base and capitalization, we are voluntarily providing certain additional disclosure, primarily relating to our conclusions regarding the fairness of the Offer to stockholders. However, you should be aware that not all of the disclosure that would be required in a Rule 13e-3 transaction are presented in this Offer to Purchase.

Background of the Offer

As part of its ongoing oversight and management of our business, our Board of Directors and senior management have regularly reviewed and discussed our performance, risks, long-term goals, prospects, market capitalization, liquidity and overall strategic direction. In the course of these discussions and in light of economic, competitive and other conditions, the Board of Directors and senior management have evaluated various strategic alternatives to enhance stockholder value. These discussions from time to time focused on a potential sale or recapitalization or other means of offering liquidity to stockholders. However, since the Company’s reverse merger with Avatech Solutions, Inc. in August 2010, no specific transactions were pursued until the events described below.

In January 2014, based on the factors above, and specifically on the strong performance of our IMAGINiT business and the positioning of our Rand Secure Data business for profitability, our Board of Directors requested that director Charles Yie lead the process of selecting a financial advisor to explore the possibility of a strategic transaction involving the Company. After a discussion regarding a range of financial advisors, the Board selected five firms with which to enter into non-disclosure agreements and ask for proposals. Three firms returned proposals. After reviewing the terms of each proposal and the experience of each firm, the Board engaged Covington Associates, LLC (“Covington”) as its financial advisor on February 13, 2014. The Board selected Covington on the basis of its qualifications, experience and reputation in mergers and acquisitions and similar strategic transactions. The Board then continued discussions with Covington with respect to investigating potential strategic transactions.

In considering how best to present the Company’s business to potential strategic partners or buyers, and following discussions between and among Covington, senior management and the Board of Directors, the Board decided to present for potential sale two distinct businesses that were part of Rand: the core Rand business (“Rand Core”), which represented the majority of our business as the value-added reseller of Autodesk and other software and services; and Rand Secure Data (“Rand SD”), which sells data governance and archiving software solutions and which represented a small proportion of revenue compared to the core business. In making this distinction, some Board members considered that Rand SD was a non-core, non-complementary business in the data security market that had occupied management time and resources that might better be focused on growing the Rand Core business.

These discussions marked the beginning of a process, outlined in more detail below, commencing April 13, 2014 and extending through the week of August 11, 2014, during which Covington, working with management and the Board of Directors, identified and contacted 41 potential strategic buyers and 62 potential financial buyers in connection with a possible strategic transaction involving the Company. Of the potential strategic buyers, 19 parties were identified as potential logical buyers of either Rand Core alone or both Rand

Core and Rand SD, and an additional 22 were identified as potential logical buyers of Rand SD as a standalone business. All of these parties were contacted, starting in April 2014, with a high-level description of the business and purchase opportunity being sent to 17 of them. Of these parties, eleven ultimately signed confidentiality agreements with us, and a detailed confidential information presentation (“CIP”) was sent to eight parties.

Of the 62 potential financial buyers identified as being likely to be interested, 30 received the Company’s high-level business description, signed confidentiality agreements and received the CIP, starting in late April 2014.

Over the course of April and May 2014, Covington engaged in numerous discussions with the potential buyers in order to provide further details about us and to gauge interest in pursuing a transaction. In mid-May, following consultation with our management and Board of Directors, Covington requested indications of interest the week of June 2, 2014, and sent bid process letters to all interested parties (approximately 21 potential buyers), together with updated information based upon our third quarter 2014 earnings report.

Ultimately, none of the prospective strategic buyers with which there had been discussions submitted an indication of interest. One private equity firm submitted an indication of interest to acquire all of Rand, proposing a combination of debt and equity as consideration. Discussions continued with this private equity firm through the week of June 30, 2014, when the firm indicated that it no longer wished to pursue a transaction, citing complications stemming from our public company status and our Autodesk concentration as reasons. Another private equity firm submitted an indication of interest to purchase Rand SD alone. Discussions with this firm continued through September 24, 2014, when the sale of Rand SD to that firm was completed for a purchase price of $500,000.

At the same time, during the week of June 2, 2014, Peter Kamin, a director of the Company and the managing partner of 3K Limited Partnership, contacted board member Richard Charpie to discuss a possible interest in pursuing a strategic transaction. Until this point, 3K had not been active in the process. Covington was put in touch with 3K to help evaluate its interest. Following 3K’s expression of interest, directors Peter Kamin and Lawrence Rychlak did not participate in any Board deliberations regarding a potential strategic transaction. Mr. Rychlak’s exclusion from these discussions was because of a presumed employment relationship with the Company following any transaction in which 3K obtained control of the Company.

3K had initially indicated an interest in acquiring a controlling stake in the Company from RWWI Holdings LLC, our majority stockholder at the time and an affiliate of Ampersand Capital Partners. After an analysis of financing and other requirements, its proposal evolved into one involving a combination of a direct investment in our shares and a borrowing by us to redeem all or part of the shares of RWWI Holdings LLC. In discussions between 3K and Ampersand, Ampersand expressed its willingness to explore a transaction that would lead to its exit from its ownership of stock of the Company provided that, if the Company would be borrowing funds to help fund the transaction, our public stockholders would have an opportunity for liquidity at the same time. Over the next several months, discussions continued among 3K, Ampersand, Covington and us relating to potential structures that would accomplish the exit of Ampersand from its majority position in our stock, the extension of similar liquidity opportunity to our public stockholders, and the acquisition by 3K of a controlling interest in us.

During these discussions, a number of transaction structures were considered, including a purchase of shares by 3K directly from RWWI Holdings LLC, a redemption of RWWI Holdings LLC’s shares by the Company, an investment by 3K into our common stock directly in order to fund a portion of a self-tender offer, a joint offer by 3K and us, and other alternatives. 3K had initially indicated a willingness to purchase up to 9 million shares at a price of $1.15 per share, which it agreed to increase to $1.20 on August 19, 2014 on the basis of improved performance of Rand Core. 3K also had initially proposed that all preferred stock be redeemed by the Company prior to any purchase of shares by 3K, but agreed on that same date not to insist on the redemption of the preferred stock. In discussing a potential tender offer, 3K had also proposed to repurchase all of the shares that RWWI Holdings LLC may be unable to sell in a tender offer due to pro rata acceptance procedures or for any other reason, in order to guarantee a full exit by Ampersand and RWWI Holdings LLC from our common stock. Both the Special Committee and Ampersand rejected this guaranteed exit proposal due to its preferential treatment of the majority stockholder, and 3K agreed to drop the proposal. However, like other participants in the early strategic discussions, 3K indicated that it would be willing to purchase shares only on the condition that Rand SD be divested, and only if it could obtain a majority position in our common stock. Throughout, 3K also indicated its intention that we would remain a reporting company following any transaction.

Throughout the process we and Covington also revisited a number of other potential private equity partners in an effort to re-engage them in the process. However, efforts to re-engage additional potential buyers were unsuccessful.

On July 27, 2014, the Board of Directors formally designated the Special Committee, consisting of Messrs. Charpie, Dulude, Parpia and Yie, with full power and authority to establish a process for the evaluation and negotiation of strategic proposals, to evaluate and negotiate the terms of any definitive agreements, to make recommendations to the Board of Directors in connection with such transactions to the extent it deemed necessary or appropriate, and to engage advisors.

On August 20, 2014, the Special Committee convened to evaluate the transaction as it had progressed to that time. Members of the Special Committee reviewed the process to date: how we had engaged Covington to explore a sale process in February 2014, and how Covington had performed what the Special Committee believed to be a robust market test, resulting in the submission of strategic proposals from third parties. They noted that a transaction involving a 3K purchase of our shares and an issuer tender offer, as insisted upon by Ampersand because of the use of funds from Company borrowings, was modeled on the most favorable third-party proposal received, with the distinction that under the proposal being considered, each of our stockholders would have the benefit of a choice of either selling and achieving liquidity, or retaining its equity position in us. They discussed the benefits of the transaction due to 3K’s familiarity with the Company, such as ease of due diligence, lower costs, expedited completion, and an overall higher degree of closing certainty. The members of the Special Committee also noted that the Company would incur debt in any contemplated recapitalization scenario and considered the Company’s ability to support such leverage, including the Company’s ongoing solvency and adequacy of capital.

A representative of Covington explained that a leveraged repurchase of shares by Rand in connection with the transaction would result in a positive effect on earnings per share, due to the reduced number of outstanding shares. He further explained that the proposed transaction would have a moderate effect on the concentration of ownership of our shares, our public float, and the liquidity of our shares (noting that our shares are currently relatively illiquid). The Special Committee then unanimously determined to continue to pursue a transaction involving a purchase of shares by 3K and an issuer tender offer as expeditiously as possible.

Over the course of discussions in September 2014, 3K and its legal counsel reiterated their willingness to pursue a transaction, but expressed an unwillingness for 3K to be involved in a tender offer directly as a bidder. Following further discussions, the parties determined to focus on pursuing a direct sale of a portion of RWWI Holdings LLC’s shares to 3K, and a debt-funded issuer tender offer by us in order to give all stockholders (including RWWI Holdings LLC with respect to its remaining shares) an opportunity for liquidity.

Throughout the process, we were in contact with numerous lenders relating to the financing of a share repurchase. Several different lenders were identified and approached by the Company and members of its Board of Directors, including JP Morgan Chase Bank, National Association (“JPMCB”) which was initially identified by 3K. Following detailed discussions with three banks, which were led by our management and Ampersand, and the review of non-binding term sheets from each, the Company determined that JPMCB offered the most favorable terms to the Company. Following further discussions, the Company received a commitment letter from JPMCB on September 26, 2014.

During the week of September 22, 2014, Ampersand and 3K negotiated a Purchase Agreement between the parties with respect to the sale by RWWI Holdings LLC of 9 million shares of our common stock to an affiliate of 3K. The Purchase Agreement was executed on September 26, 2014, at which time 9 million shares were sold by RWWI Holdings LLC to an affiliate of 3K for $1.20 per share. 3K will have the right to require RWWI Holdings LLC to repurchase the shares if this Offer is not commenced by October 10, 2014, or if the Offer is not completed by November 15, 2014, among other conditions. See Section 12. On September 29, 2014, the Special Committee met to discuss various aspects of the Offer, including the pricing, terms, and conditions to the Offer (including the Financing Condition). The Special Committee reviewed the terms of the debt commitment letter received on September 26, 2014. A representative of Edwards Wildman Palmer LLP, our legal counsel, reviewed again the Board’s fiduciary duties in the context of the proposed Offer, including the requirements relating to the repurchase of shares by the Company. A representative of Covington reviewed its financial analysis with the Special Committee and, following discussion by the Committee, delivered an oral opinion, which was subsequently confirmed in writing, that the Offer was fair from a financial point of view to the stockholders participating in the Offer. Factors considered by the Board in concluding that the Offer is fair to our stockholders, are summarized in Section 2 below. The Special Committee also received an opinion from an independent valuation firm relating to our solvency following the Offer and related transactions, and satisfied itself based on that report and its own inquiry that the transactions being considered would not impair our capital under Delaware law, and that otherwise we would have adequate capital to fund our ongoing operations for the foreseeable future. The Special Committee unanimously recommended, and the Board then unanimously approved, the commencement of the Offer.

SECTION 2. FAIRNESS OF THE OFFER.

On September 29, 2014, our Board of Directors, acting on the recommendation of its Special Committee, approved the Offer as fair and in the best interests of the Company and its unaffiliated stockholders.

The Board of Directors took into account a number of factors, including the following, in support of its determination that the Offer is substantively fair and in the best interest of the Company and its unaffiliated stockholders:

•	The opinion delivered to the Board of Directors by Covington that the consideration to be received by stockholders tendering their shares in the Offer is fair, from a financial point of view, to our unaffiliated stockholders, and the oral and written presentations of Covington supporting this opinion. A copy of Covington’s opinion is attached to this document as Appendix B and should be read in its entirety by each stockholder. For a description of the information presented by Covington to us, see Section 3.

•	The limited trading market for our common stock, including limited liquidity and trading volume.

•	The offer price of $1.20 per share, which represents a 4.3% premium over our stock’s closing price on September 26, 2014, is believed to be fair and equitable consideration for stockholders tendering their shares, as discussed below.

•	Our financial condition and results of operations, including our earnings per share and capital levels for the years ended June 30, 2013 and 2014.

•	The percentage by which the per share price to be paid in the Offer exceeds recent trading prices and estimated trading values of our common stock. See Sections 3 and 11.

•	The likelihood that the transaction will be consummated.

•	The fact that the Offer is a voluntary transaction in which our stockholders may or may not participate. Stockholders are not required to tender their shares.

•	The fact that our stockholders would be able to participate in the Offer by selling a portion of their shares and have the opportunity to participate in any future growth following consummation of the Offer by retaining a portion of their shares.

•	The fact that stockholders who tender their shares directly to us will avoid the usual transaction costs that would otherwise be incurred if the shares were sold in open market transactions, and the fact that the sale of shares in the Offer will avoid the market disruption that could be expected to result from a sale of shares in an illiquid market.

•	The fact that the reduction in shares resulting from the Offer will increase the relative percentage ownership in us of those stockholders who retain shares after the Offer.

The Board weighed these factors against the fact that tendering stockholders will no longer benefit from any future earnings and growth in the Company or our common stock with respect to shares tendered and purchased in the Offer. In addition, in considering the Offer, the Board took into account the expected financial effects of the Offer and the transactions contemplated by the Offer, including the increased indebtedness described in Section 13.

In evaluating the effects of the Offer and the related transactions on us, including the fairness of the Offer to stockholders who elect to remain our stockholders following the Offer (or who tender all of their shares but who remain our stockholders due to the proration procedures of the Offer), the Board believes that the anticipated borrowings used to finance the Offer will result in a more efficient capital structure, making possible improved future earnings per share for the Company’s continuing stockholders through the use of leverage. We believe we have adequate cash generating capacity, including sources of capital and cash from operations, to both complete the share repurchase and continue with our regular pursuit of business opportunities. The effect of the Offer will be to increase our return on equity, a key indicator of financial performance. The Board of Directors considered the effect of the repurchase of shares on our solvency, as required by Delaware law, and satisfied itself (after reviewing a report by an independent valuation firm) that our capital would not be impaired by the completion of the Offer. In particular, the Board concluded that after the Offering, (i) our assets, at fair valuation, would exceed our debts; (ii) we should be able to pay our debts as they come due; (iii) we will not have an unreasonably small amount of assets (or capital) for the business in which we are engaged; and (iv) the present fair saleable value of our assets is more than the sum of our capital, as determined under Delaware law, and the our liabilities, including contingent liabilities.

In making its determination that the Offer is substantively fair and in the best interests of our unaffiliated stockholders, in addition to the factors above, our Board of Directors considered the opinion of Covington and the oral and written presentations of Covington discussing the material factors included in its analysis, and such opinion and related discussion were accepted and adopted by the Board. Covington’s analysis is described in Section 3.

Our Board of Directors has approved the Offer. The Special Committee, which comprises a majority of the Board of Directors, has approved the Offer. We have not retained an unaffiliated representative to act solely on behalf of our unaffiliated stockholders for purposes of negotiating terms of the Offer. The Offer does not require the approval of a majority of unaffiliated stockholders. Despite the lack of an unaffiliated representative acting solely on behalf of the unaffiliated stockholders and despite the fact that the Offer is not structured to require the approval of the unaffiliated stockholders, we believe that the Offer is procedurally fair. We base these beliefs on the approval of the Offer by all of our directors and on the following factors, in addition to those discussed above:

•	all stockholders have the same opportunity to tender their shares in the Offer;

•	stockholders are not compelled to tender;

•	stockholders are provided with full disclosure of the terms and conditions of the Offer; and

•	stockholders are afforded sufficient time to consider the Offer.

Based upon the aforementioned factors, our Board believes that the Offer is both substantively and procedurally fair to unaffiliated stockholders. For those stockholders who tender shares and are no longer stockholders of Rand, the Board of Directors has determined that such stockholders will receive a fair price for their shares. The Board also believes that the transaction is fair to those stockholders who remain our stockholders following the completion of the Offer because they will retain a greater equity interest in us. See Section 5 for a detailed discussion of the consequences that result from remaining a continuing stockholder of Rand.

No Recommendation

None of the Company, our Board of Directors, nor any advisors retained by the us or our Board of Directors, nor our lenders, in this Offer makes any recommendation to any stockholder as to whether to tender or refrain from tendering any or all of the stockholder’s shares and has not authorized any person to make any such recommendation. To the extent known to us after reasonable inquiry, none of our executive officers or directors has made a recommendation either in support of or opposed to the Offer. We recommend that stockholders evaluate carefully all information in the Offer, consult their own investment and tax advisors and make their own decision whether to tender shares and, if so, how many shares to tender.

SECTION 3. FAIRNESS OPINION OF FINANCIAL ADVISOR.

Covington has acted as financial advisor to us in connection with the Offer to Purchase, pursuant to which the Company will conduct the Offer and pay $1.20 per share (the “Offer Price”) for each share accepted in the Offer. At the September 29, 2014 meeting of the Special Committee of the Board of Directors, Covington delivered its oral opinion and subsequently confirmed its oral opinion in a written opinion to the Special Committee indicating that, as of September 29, 2014, the date of such written opinion, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Covington, it is Covington’s opinion as investment bankers that the Offer Price to be received by stockholders tendering their shares in the Offer is fair, from a financial point of view, to such holders (without giving effect to any impact of the Offer on any tendering holder other than in its capacity as a tendering holder).

The full text of Covington’s written opinion, dated September 29, 2014 (referred to as the “Covington Opinion”), which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken by Covington in connection with the Covington Opinion, is attached as Appendix B to this Offer to Purchase and is incorporated herein by reference. The opinion expressed by Covington was provided for the information and assistance of the Special Committee in connection with its consideration of the Offer, and such opinion does not constitute a recommendation as to any action that any stockholder of the Company should take in connection with the Offer and is not a recommendation as to whether or not any stockholder should tender their shares in connection with the Offer or how any stockholder otherwise should act in connection with the Offer. Rand stockholders are urged to read the Covington Opinion carefully and in its entirety. The summary of the Covington Opinion set forth in this Offer to Purchase is qualified in its entirety by reference to the full text of the Covington Opinion.

In connection with Covington’s role as financial advisor to Rand, and in arriving at its opinion, Covington reviewed certain publicly available financial and other information concerning Rand, certain internal analyses, financial forecasts and other information relating to Rand prepared by management of Rand. Covington also held discussions with certain senior officers of Rand regarding the businesses, operations, condition and prospects of Rand and the terms and background of the Offer. In addition, Covington has (i) reviewed the current and historical reported prices and trading volume activity for the Shares, (ii) to the extent publicly available, compared certain financial and stock market information for Rand with similar information for certain other companies it considered relevant whose securities are publicly traded, (iii) to the extent publicly available, reviewed the financial terms of certain recent business combinations which it deemed relevant, (iv) reviewed the Offer to Purchase and related documents, (v) considered a review of the financial condition of Rand with respect to its liquidity and capital position, and (vi) performed such other studies and analyses and considered such other factors as it deemed appropriate.

Covington’s Opinion was only one of many factors taken into consideration by the Special Committee in making its determination with respect to the Offer. Covington’s Opinion should not be construed as creating any fiduciary duty on the part of Covington to any party. Covington has not undertaken, and is under no obligation, to update, revise, reaffirm or withdraw the Covington Opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of the Covington Opinion.

In preparing the Covington Opinion, Covington, with the consent of Rand, did not assume responsibility for the independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning Rand, including, without limitation, any financial information considered in connection with the rendering of its opinion. Accordingly, for purposes of the Covington Opinion, Covington, with the permission of Rand, assumed and relied upon the accuracy and completeness of all such information. Covington further relied upon the fact that the Board, the Special Committee and Rand have been advised by counsel as to all legal matters with respect to the Offer, including whether all procedures duly required by law to be taken in connection with the Offer have been duly, validly and timely taken. Covington did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities of Rand, or any of their respective subsidiaries, nor has it evaluated the solvency or fair value of Rand under any state or federal law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts made available to Covington and used in its analyses, Covington assumed with the permission of the Special Committee that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Rand as to the matters covered thereby. Covington also assumed that there had been no material change in the assets, financial condition, business or prospects of Rand since the respective dates of all financial information and other information made available to Covington. In rendering the Covington Opinion, Covington expressed no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. The Covington Opinion was necessarily based upon economic, market and other conditions as in effect on, and the information made available to Covington as of, the date of such opinion. In conducting its analysis and arriving at the Covington Opinion, Covington utilized pro-forma financials to take into account the disposition of the Rand SD business to a third party. With respect to documents reviewed in connection with the Offer, Covington assumed that the final versions of all such documents reviewed by Covington in draft form conformed in all material respects to the drafts reviewed.

For purposes of rendering the Covington Opinion, Covington also assumed, with the Special Committee’s permission, that in all respects material to its analysis, the Offer will be consummated in accordance with its terms and all conditions required to implement the Offer would be satisfied, without any material waiver, modification or amendment of any term, condition or agreement. Covington has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Offer will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no material restrictions will be imposed. Covington is not a legal, regulatory, tax or accounting expert and has relied on the assessments made by Rand and its advisors with respect to such issues. The issuance of the Covington Opinion was approved by the persons within Covington authorized to approve opinions of such nature.

Set forth below is a brief summary of certain financial and comparative analyses performed by Covington in connection with rendering the Covington Opinion and reviewed with the Rand Board at its meeting on September 29, 2014.

Historical Stock Performance. Covington reviewed and analyzed recent and historical market prices and trading volume for the shares and compared such market prices to certain stock market and industry indices. Covington analyzed the Offer Price to be received by Rand stockholders in the Offer in relation to one and three year price and volume activity. The three year average closing price as of September 26, 2014 was $0.90 and the three year average daily trading volume as of September 26, 2014 was 3,950 shares. The one year average closing price as of September 26, 2014 was $1.90 and the one year average daily trading volume as of

September 26, 2014 was 5,500. Also, when comparing stock performance against comparable public companies (further defined below), Rand appreciated 60% vs. 75% for three years from September 26, 2014. In addition, Covington analyzed trading multiples compared to the comparable public companies. Rand’s enterprise value as a multiple of revenue (“EV/Revenue”) has historically traded at a premium to the public comparable companies, closing at 0.6x vs. 0.3x as of September 26, 2014. And Rand’s enterprise value as a multiple of earnings before interest, taxes, depreciation, and amortization (“EBITDA”) (“EV/EBITDA”) has varied historically in relation to the public comparable companies, closing below the comparable group as of September 26, 2014 at 7.6x vs. 7.9x. Covington also performed a share price analysis, concluding that less than 0.15% of shares were purchased above $1.20 over the past three years, and less than 0.45% over the past twelve months. The analysis indicated the Offer Price represented a reasonable price based upon historic one and three year median trading prices, volume, and multiples given Rand’s size and relative illiquidity.

Analysis of Selected Publicly Traded Companies. Covington compared certain financial information and commonly used valuation measurements for Rand to corresponding information and measurements for a group of publicly traded software and technology distribution and value-added resellers: CDW Corporation, Arrow Electronics, Avnet, SYNNEX, Tech Data, ComputaCenter, Insight Enterprises, ScanSource, PC Connection, ePlus, Inc., and Wayside Technology Group. Such financial information and valuation measurements included, among other things, (i) common equity market valuation; (ii) operating performance; (iii) ratios of common equity market value as adjusted for debt and cash (“Enterprise Value”) to revenues and EBITDA; and (iv) ratios of common equity market prices per share (“Equity Value”) to earnings per share (“EPS”). To calculate the trading multiples for Rand and the selected companies, Covington used publicly available information concerning historical and projected financial performance and reviewed the selected public companies taken as a group. Covington also used the Rand proforma and Wall Street estimates to properly evaluate the Company in comparison to peers. The median last twelve months (“LTM”) EV/Revenue was 0.3x while Rand trades at 0.6x and Rand proforma at 0.6x as of September 26, 2014. The median LTM EV/EBITDA was 7.1x while Rand trades at 7.6x and Rand proforma at 4.9x as of September 26, 2014. None of the companies utilized as a comparison are identical to Rand. Accordingly, Covington believes the analysis of publicly traded comparable companies is not simply mathematical. Covington identifies many factors that provide a significant difference between Rand and the comparable companies, including but not limited to, size, vendor concentration (primarily Autodesk), and bottom quartile operating metrics relative to comparable companies. In addition, Covington also evaluated a different comparable group, comprised of three public value-added software resellers, all foreign entities. Based on substantially different revenue recognition and accounting policies, as well as diverse markets, no valuation comparison could be drawn. Given the complex and subjective considerations and qualitative judgments, Covington concluded the trading metrics against comparable companies is consistent with market factors.

Analysis of Selected Precedent Transactions. Covington reviewed the financial terms, to the extent publicly available, of completed mergers and acquisition transactions in recent history. Covington calculated various financial multiples based on certain publicly available information for each of the selected transactions and compared them to corresponding financial multiples in the Offer.

Covington evaluated two sources of merger and acquisition transaction data; first, relevant software and technology distribution and value-added resellers with implied enterprise values less than $100 million over the past three years; and second, all public company merger and acquisition data within the twelve months ended September 26, 2014, in the United States, for companies with market capitalizations between $25 and $150 million. In evaluating the first of the M&A transaction analyses, Covington identified seven total relevant transactions and of the transactions where an EV/Revenue multiple was disclosed, the average was 0.3x and of the transactions where an EV/EBITDA multiple was disclosed, the average was 4.4x. Rand proforma multiples based on the Offer are 0.6x EV/Revenue and 5.1x EV/EBITDA.

The second M&A analysis utilized over 25 recent transaction across a diverse set of industries, geographies and deal structures producing a median EV/Revenue multiple of 0.6x and a median EV/EBITDA multiple of 8.0x. Additionally, the median premium was 34.9% with a range of 1.9% to 95.2% compared to 4.3% based on the Offer. Given the wide range of transaction premiums and the fact these transactions were acquisitions of an entire enterprise and not tender offers, Covington believes the multiples and premium from the Offer are consistent with market conditions and company related factors. All multiples for the selected transactions were based on public information available at the time of announcement of such transaction, without taking into account differing market and other conditions during the period of time during which the selected transactions occurred. Because the reasons for, and circumstances surrounding, each of the precedent transactions analyzed were so diverse, and due to the inherent differences between the operations and financial conditions of Rand and the companies involved in the selected transactions and other transactions described herein, no transaction was identical to the Offer and Covington believes that a comparable transaction or premiums paid analysis is not simply mathematical. Rather, it involves complex and subjective considerations and qualitative judgments, reflected in Covington’s opinion, concerning differences between the characteristics of these transactions and the Offer that could affect the value of the subject companies and businesses and Rand.

Additionally, Covington also evaluated precedent tender offer transactions relevant to the Offer. Covington focused on evaluating transactions that had one of two characteristics; first, a current shareholder purchased a larger stake in the respective company, and second, the tender offer resulted in a change of control with the new majority shareholder holding less than 90% of the company. Because the reasons for, and circumstances surrounding, each of the precedent tender offer transactions analyzed are so diverse, and due to the inherent differences between the operations and financial conditions of Rand and the companies involved in the selected transactions and other transactions described herein, no transaction was identical to the Offer. The premiums associated with said tender offers varied from a minimum of (26.2%) to 46.2%. The Offer at hand represents a 4.3% premium as of September 26, 2014 and given the wide range and unique nature of each respective offer analyzed, Covington believes the Offer to be consistent with the scope of precedent tender offers.

Discounted Cash Flow Analysis. Covington performed a discounted cash flow (“DCF”) analysis of Rand based on proforma financials provided by the Company through 2017 and projected by Covington through 2020. The projections provided by management through 2017 have been confirmed by various executive members of the Rand management team and are the best estimate of the future performance of the Company. Covington projected the years including 2018 – 2020 using a conservative growth rate of less than 2% per year and held margins consistent in order to best project the performance of the business through the end of fiscal year 2020. The aforementioned projections were not prepared for public disclosure, may not comply with all GAAP accounting rules, and results will likely differ from projections, and possibly substantially differ given a number of macro and internal factors.

Based on these assumptions, Covington calculated the discounted cash flow values for Rand as the sum of the net present values of (i) the estimated unleveraged free cash flows that Rand will generate for the fiscal years ending June 2015 through 2020, plus (ii) the terminal value of Rand at the end of such period. The terminal values of Rand were calculated based on both the EBITDA multiple and perpetuity growth methods. Covington used discount rates based on its judgment of the estimated weighted average cost of capital (“WACC”) of Rand, calculated by using the unlevered betas of the previously mentioned public company comparable companies. Given the fact that none of the comparable companies are identical to Rand, Covington used Rand’s size, liquidity, vendor concentration, and other market factors to calculate, to the best of its ability, the WACC for the Company. Based on these analyses, Covington determined that a WACC of 28.5% was appropriate and fair for the DCF analysis.

In the two DCF calculations, Covington used EBITDA multiples based on market knowledge and comparable transaction data to arrive at per share range of $1.19 - $1.38. Using perpetuity growth rates based on long term projected growth of the macro economy as the second analysis, the per share range was $1.20 - $1.25. Covington believes the discounted cash flow analysis relating to said transaction is not simply mathematical. Rather, it involves complex and subjective considerations and qualitative judgments, reflected in Covington’s opinion, concerning differences between the characteristics of these transactions and the Offer that could affect the value of the subject companies and businesses and Rand.

The foregoing summary describes all analyses and factors that Covington deemed material in its presentation to the Special Committee, but is not a comprehensive description of all analyses performed and data, information and factors considered by Covington in connection with preparing its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description.

In conducting its analyses and arriving at the Covington Opinion, Covington utilized a variety of generally accepted valuation methods and analytical techniques. Each analytical technique has inherent strengths and weaknesses, and the nature of available information may further affect the strengths and weaknesses of any particular technique. While the conclusions reached in connection with each analysis were considered carefully by Covington in arriving at its opinion, Covington did not consider it practicable to, nor did it attempt to, assign relative weights to the individual analyses and specific factors considered in reaching its opinion. The conclusion reached by Covington was based on all analyses and factors taken, as a whole, and also on application of Covington’s own experience and judgment. No one method of analysis should be regarded as critical to the overall conclusion. Accordingly, Covington believes that its analyses must be considered as a whole, and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the evaluation process underlying its opinion.

The analyses were prepared solely for the purpose of enabling Covington to provide the Covington Opinion to the Special Committee as to the fairness, from a financial point of view, of the Offer Price to be received by stockholders in the Offer, and do not purport to be appraisals or necessarily reflect the prices at which securities actually may be bought or sold, which are inherently subject to uncertainty. In connection with its analyses and the preparation of its opinion, Covington made, and was provided by Rand management with, numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Offer. To the extent that any of the foregoing assumptions or any of the facts on which Covington’s opinion is based prove to be untrue in any material respect, its opinion cannot and should not be relied upon. The Covington Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of September 26, 2014, the date on which the Covington Opinion was effectively prepared, and Covington disclaims any undertaking or obligation to advise any person of any change in any factor matter affecting its opinion which may come or be brought to the attention of Covington after such date. In the event of any such change prior to the completion of the Offer, Covington reserves the right to change, modify or withdraw its opinion.

Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Rand, Covington or their respective advisors, neither Rand nor Covington nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

The terms of the Offer were determined through discussions among Rand and certain of its major stockholders and were approved by the Board. Although Covington provided advice to Rand during the course of these discussions, the decision to make the Offer was solely that of the Board. As described above, the opinion (and supported by the presentation of Covington to the Special Committee) was only one of a number of factors taken into consideration by the Special Committee in making its determination to approve the Offer. The Covington Opinion was provided to the Special Committee to assist it in connection with its consideration of the Offer and should not be construed as creating a fiduciary duty on the part of Covington to any party. Covington expressed no opinion as to the merits of the underlying decision by Rand to engage in the Offer, whether any stockholder should tender shares in the Offer or the price at which shares will trade at any time. Covington has not undertaken, and is under no obligation, to update, revise, reaffirm or withdraw the Covington Opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of the Covington Opinion.

Rand selected Covington as financial advisor in connection with the Offer and other strategic alternatives it considered based on Covington’s qualifications, expertise, reputation and experience in mergers and acquisitions and related transactions. Rand has retained Covington pursuant to a letter agreement dated February 13, 2014 (the “Engagement Letter”). As compensation for Covington’s services in connection with the Offer, Rand agreed to pay Covington a fee from the Company upon the closing of the Offer, which is contingent upon the successful completion of the Offer. In addition, regardless of whether the Offer is completed, Covington will receive a non-refundable fee of $200,000 upon delivery of the Covington Opinion. Regardless of whether the Offer is completed, Rand has agreed to reimburse Covington for the reasonable fees and disbursements of Covington’s counsel and all of Covington’s reasonable travel and other out-of-pocket expenses incurred in connection with the Transaction or otherwise arising out of the retention of Covington under the Engagement Letter. Rand has also agreed to indemnify Covington and certain related persons to the full extent lawful against certain liabilities, including certain liabilities under the federal securities laws arising out of its engagement or the Offer.

Covington has, from time to time, provided certain investment banking and other financial services to the Company and has received compensation for such services. In the ordinary course of its business, Covington may trade in the securities and other instruments and obligations of the Company for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities, instruments and obligations.

To conclude, Covington delivered its oral opinion and subsequently confirmed its oral opinion in a written opinion to the Special Committee indicating that, as of September 29, 2014, the date of such written opinion, based upon the analysis described herein, matters considered and limits of the review undertaken by Covington it is Covington’s opinion as investment bankers that the Offer Price to be received by stockholders in the Offer is fair, from a financial point of view, to such holders (without giving effect to any impact of the Offer on any tendering holder other than in its capacity as a tendering holder).

Certain Financial Information

Rand does not publicly disclose long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty and subjectivity of the underlying assumptions and estimates. As a result, Rand does not endorse the unaudited prospective financial information as a reliable indication of future results. Rand is including limited unaudited prospective financial information in this document solely because it was among the financial information made available to the Company’s Board of Directors and Covington in connection with their evaluation of the Offer. The unaudited prospective financial data presented below includes projections prepared by Rand management for internal planning purposes in the first half of 2014. Moreover, Rand’s internally prepared unaudited prospective financial information was based on estimates and assumptions made by management in the first half of 2014 and speak only as of that time. Rand management reviews and updates its internal projections regularly, and confirmed to the Company’s Board of Directors and Covington that the internal projections remained reasonable as of the date Covington delivered its opinion. However, except to the extent required by applicable law, Rand has no obligation to update prospective financial data included in this document and, except as provided herein, has not done so and does not intend to do so.

The inclusion of this information should not be regarded as an indication that any of Rand, Covington or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated.

Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. The Company’s stockholders are urged to review the risks and other factors described under “Forward-Looking Statements” in this Offer to Purchase. The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC regarding projections and the use of non-GAAP measures or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Company’s independent registered public accounting firm has not audited, reviewed, compiled or performed any procedures with respect to the accompanying unaudited prospective financial information for the purpose of its inclusion herein, and accordingly, the Company’s independent registered public accounting firm does not express an opinion or provide any form of assurance with respect thereto for the purpose of this Offer to Purchase. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. The unaudited prospective financial information does not give effect to the Offer.

The following table presents selected unaudited prospective financial data provided by Rand to Covington. The unaudited prospective income statement data assumed only Rand Core financial results.

	2015E	2016E	2017E
	Total	Total	Total
Fiscal year ended	30-Jun-15	30-Jun-16	30-Jun-17
Total Revenue	$95,282,000	$103,973,000	$113,583,000
COGS	46,429,000	50,320,000	54,307,000
Gross Profit	$48,853,000	$53,653,000	$59,276,000
GM %	51.3%	51.6%	52.2%
Operating Expenses
SG&A	35,720,000	37,579,000	39,595,000
Depreciation and Amortization	1,800,000	1,800,000	1,800,000
EBIT	11,333,000	14,274,000	17,881,000
Other Expenses
Interest Expense	852,679	985,032	749,959
Currency Exchange	—	—	—
Other Expense	172,000	172,000	172,000
EBT	10,308,321	13,116,968	16,959,041
Income Tax (Benefit) Expense	3,607,912	4,590,939	5,935,665
Net Income	6,700,409	8,526,029	11,023,377
Preferred Dividends	109,000	109,000	109,000
Net Income to Common Stockholders	6,591,409	8,417,029	10,914,377

Non-GAAP Projections

EBITDA	13,133,000	16,074,000	19,681,000
Adjustments	161,250	—	—

Adj. EBITDA	$13,294,250	$16,074,000	$19,681,000

Adj. EBITDA Margin %	14.0%	15.5%	17.3%

Although presented with numerical specificity, the above unaudited prospective financial information reflects numerous assumptions and estimates as to future events made by the management of Rand. At the time the unaudited prospective financial information was prepared, Rand’s management believed such assumptions and estimates were reasonable. In preparing the foregoing unaudited projected financial information, Rand made assumptions regarding, among other things, pricing and volume of products and services sold, interest rates, corporate financing activities, the effective tax rate and the amount of general and administrative costs.

No assurances can be given that the assumptions made in preparing the above unaudited prospective financial information will accurately reflect future conditions. The estimates and assumptions underlying the unaudited prospective financial information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions which may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described under “Forward-Looking Statements” in this Offer to Purchase, all of which are difficult to predict and many of which are beyond the control of the Company. There can be no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the unaudited prospective financial information, whether or not the Offer is completed.

Readers of this document are cautioned not to place undue reliance on the unaudited prospective financial information set forth above. No representation is made by Rand, Covington, or any other person to any Rand stockholders regarding the ultimate performance of Rand compared to the information included in the above unaudited prospective financial information. The inclusion of unaudited prospective financial information in this document should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events, and such information should not be relied on as such.

THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY LAW.

SECTION 4. OUR PLANS AFTER THE OFFER.

We have no current plans or intentions to deregister our common stock under the Exchange Act or to terminate our reporting obligations as a public company after the completion of the Offer, and we expect that our common stock will continue to be quoted on the OTCQB tier of OTC Markets Group, Inc. However, we cannot predict the liquidity of the market which will thereafter exist for our common stock. As a result of the lower number of shares outstanding that will exist following the Offer, it may become more difficult for our remaining stockholders to sell their shares. Because we currently have (and following the Offer expect to continue to have) fewer than 300 stockholders of record as calculated under applicable rules of the SEC, we are eligible to deregister our common stock under the Exchange Act. Stockholders in the Company following the Offer should be aware that changes in circumstance applicable to us, changes in intention of us or of our controlling stockholder following the Offer, or changes in the costs involved in remaining a public company (or our ability or willingness to bear such costs) may lead us to deregister our common shares at a future date. If this happens, we anticipate that our shares may continue to be quoted in the over the counter market (“pink sheets”), but the liquidity of the trading market may be limited.

RWWI Holdings LLC, which is majority-owned by funds affiliated with Ampersand Capital Partners, currently owns 25,232,682 shares, or approximately 46.3%, of the Company’s outstanding common stock and has indicated its intention to tender all 25,232,682 of its shares in the Offer, subject to the proration procedures described in this document. Assuming that RWWI Holdings LLC will, after these transactions, own less than 25% of the Company’s outstanding common stock that it received in the August 2010 merger with Avatech Solutions, Inc., the Stockholders’ Agreement dated August 17, 2010 giving it certain board designation rights (the “Existing Stockholders’ Agreement”) will expire pursuant to its terms. To the extent the Existing Stockholders’ Agreement does not expire following these transactions, RWWI Holdings LLC has agreed in the Purchase Agreement with an affiliate of 3K, dated September 26, 2014, not to exercise its board designation rights under the Existing Stockholders’ Agreement after such time.

3K currently holds (together with its affiliates) approximately 30.9% of our common stock and has indicated that it will not tender shares in the Offer. On September 26, 2014, 3K substantially increased its ownership position in us by purchasing, through an affiliate, 9,000,000 shares of our common stock directly from RWWI Holdings LLC. As a result of that purchase, with the reduction in the number of shares of our common stock that will remain outstanding following the Offer (assuming at least 27,530,816 shares are tendered in the Offer), we estimate that 3K (together with its affiliates) will hold approximately 62.5% of our common stock following completion of the Offer, and will become our new controlling stockholder.

If the Offer is completed as outlined above, 3K will have a majority of the voting power represented by our common stock, and will be able to control the outcome of the election of members of our Board of Directors or other items for which stockholder approval is required or sought. 3K will also be able to block certain actions by us that require the approval of our stockholders, including (among other transactions) the sale of the Company. In its Purchase Agreement relating to its September 26, 2014 sale of 9,000,000 shares of common stock to an affiliate of 3K, RWWI Holdings LLC agreed not to exercise any further board appointment rights under the Existing Stockholders Agreement. It is the Company’s belief that following its acceptance of and payment for the shares tendered in the Offer, the two members of its board of directors who are currently serving as designees of Ampersand – Dr. Richard A. Charpie and Charles D. Yie – will resign from the Board, as will Manu Parpia, an independent director. The Company and Marc L. Dulude, its Chairman and Chief Executive Officer, have also reached an understanding that Mr. Dulude will step down from each of his positions at the Company, including from the Board. It is the Company’s expectation that Lawrence Rychlak, currently President and Chief Financial Officer and a director of the Company, will be appointed to serve as Chief Executive Officer, pending arrangement of final terms. No definitive timetable for these changes has been finalized.

The Company has been advised by 3K that it intends to appoint David Schneider and Philip Livingston to fill two vacancies in the Board created by the anticipated resignations described above:

David M. Schneider, age 42, is a consultant to 3K with 20 years of business experience, including 15 years in private equity and debt investing. Prior to joining 3K in January 2014, Mr. Schneider was with MSR Advisors Inc. (d/b/a Main Street Resources), a middle market private equity firm, from July 2001 through December 2013. As a Partner with Main Street, Mr. Schneider was responsible for all facets of the firm’s activities, including fund raising, deal sourcing and execution, and worked closely with the firm’s portfolio companies at the board and management level. Prior to Main Street, he spent time with J.H. Whitney & Co., an alternative asset investment firm, and MCG Global, a boutique merchant banking firm. Mr. Schneider started his career with Price Waterhouse LLP. He is a Certified Public Accountant (inactive) and holds a BS from Bryant College and an MBA from Bentley College. Mr. Schneider is presently a Director of The Roberts Company and has served as Director/Advisor for over a dozen companies, including Glass America, Morgan Contracting, Vertex Fasteners, Sage Parts Plus, Black Clawson, and Midasco.

Philip B. Livingston, age 57, has served as Interim Chief Executive Officer and a director of Ambassadors Group, Inc., a provider of educational travel experiences and online education research materials, since May 2014. Prior to joining Ambassadors Group, Mr. Livingston was Chief Executive Officer of LexisNexis Web Based Marketing Solutions until October 2013. He joined LexisNexis in April 2009 as Senior Vice President of Practice Management and served in executive management positions from April 2009 to October 2013. Mr. Livingston has, in the past, served as Chief Financial Officer for Celestial Seasonings, Inc., Catalina Marketing Corporation and World Wrestling Entertainment. From 1999 to 2003 he served as President of Financial Executives International, the leading professional association of chief financial officers and controllers. In that role he led the organization’s support of regulatory and corporate governance reforms culminating in the Sarbanes-Oxley Act. In the past, he has served on numerous public and private company boards including Broadsoft Corporation, Insurance Auto Auction, Cott Corporation, MSC Software and Seitel Inc.

Other than as described in this document, we currently have no plans, proposals or negotiations that relate to or would result in:

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	our common stock becoming eligible for termination of registration under the Exchange Act;

•	a purchase, sale or transfer of a material amount of our assets or of the assets of our subsidiaries;

•	a material change in our present dividend rate or policy, or in our indebtedness or capitalization;

•	a change in our Board of Directors or management;

•	a material change in our corporate structure or business;

•	an acquisition or disposition by any person of our securities; or

•	a change in our Restated Certificate of Incorporation, by-laws or other governing documents or an action that could impede the acquisition of control of us.

Although we do not currently have any plans (other than as described in this document) that relate to or would result in any of the events discussed above, as we continue to evaluate opportunities for increasing stockholder value we may undertake or plan actions that relate to or could result in one or more of these events.

SECTION 5. EFFECTS OF THE OFFER.

As described above, this Offer will substantially reduce the number of issued and outstanding shares of our common stock. Accordingly, if you do not tender your shares in the Offer, upon the completion of the Offer, you (together with other non-tendering stockholders) will realize a proportionate increase in your relative ownership interest in us, and thus, in our future earnings and assets, subject to our right to issue additional shares of common stock and other equity securities in the future. The percentage ownership interest of non-tendering stockholders in us after the Offer will be greater than their percentage ownership interest before the Offer. Of course, we may issue additional shares of common stock and other securities at any time, subject to the authorization in our Restated Certificate of Incorporation, and these issuances would reduce your percentage ownership interest.

Consummation of the Offer will permit the continuing stockholders to receive the benefits that result from ownership of a proportionately greater equity interest in us. Such benefits include the benefits of the profits generated by operations and increases, if any, in our value. The continuing stockholders will also bear the risk of any decrease in our value following the Offer, and the risks associated with the additional debt that we will incur in financing the Offer. For a pro forma illustration of the effect of the Offer on our earnings per share, see Section 14.

You may be able in the future to sell shares that you do not tender or that are otherwise not purchased in the Offer. We cannot predict or assure you, however, as to the price at which you will be able to sell your shares, which may be higher or lower than the purchase price paid by us in this Offer. Consummation of the Offer will likely further reduce the liquidity of the shares, and there can be no assurance that stockholders will be able to find willing buyers for their shares after the Offer. Following the Offer, assuming 27,530,816 shares are tendered and purchased in the Offer, we estimate that we will have approximately 27,453,491 shares of common stock remaining outstanding (which number includes an estimate of the number of shares that will be issued upon the exercise of options held by executive officers or directors for purposes of tendering the underlying shares in the Offer). The reduction in our “public float” (the number of shares owned by non-affiliated stockholders and available for trading in the securities markets) may result in greater volatility in stock prices and lower liquidity in the trading markets following completion of the Offer. See Section 14.

Following completion of the Offer, we may repurchase additional shares in the open market, in privately negotiated transactions or otherwise. Future purchases may be on terms that are more or less favorable to stockholders than the terms of this Offer. SEC Rules 14e-5 and 13e-4 generally prohibit the Company from purchasing any shares outside of the Offer until at least ten (10) business days after the Expiration Date, although there are some exceptions. Any future purchases will depend on many factors, which include market conditions and the condition of our business. We currently have no plans that relate to the purchase of additional shares of our common stock following consummation of the Offer.

Shares that we acquire in the Offer will be retained as treasury stock and may be restored to the status of authorized and unissued shares. These shares will be available for us to issue without further stockholder action for purposes including, without limitation, acquisitions, raising additional capital and the satisfaction of obligations under existing or future employee benefit or compensation programs or stock plans or compensation programs for directors. We have no current plans for the reissuance of the shares purchased pursuant to the Offer.

In light of the limited liquidity available to holders of its stock options, the Board of Directors voted to accelerate, as of the commencement of the Offer, the vesting of all outstanding unvested and unexercised stock options granted under the Company’s stock option or omnibus equity compensation plans, in order to provide holders of our stock options the opportunity to participate in the decision whether or not to obtain complete or partial liquidity in our stock. The Board has also voted to permit the options to be exercised through a “net settlement” procedure. See “Treatment of Options” in Section 12 for more information. The acceleration of the vesting period of the stock options should have no effect on the status of such options as “incentive stock options”, or ISOs. Options for which the holder elects to make a “net settlement” amendment, however, will be treated as non-qualified stock options, or NQSOs. The principal effect of the “net settlement” for us is that we will be required to remit cash to the Internal Revenue Service in an amount equal to the federal tax withholding, the employee payroll tax and the employer payroll tax for exercised NQSOs. Since we will not receive any cash upon the exercise of the net settled stock options, but will rather withhold shares with the equivalent value, compliance with this withholding obligation will represent a net cash expense to us. Our Board of Directors has considered the estimated impact of this withholding obligation (estimated to be approximately $200,000) in approving the Offer and establishing the number of shares we will purchase in the Offer.

As of June 30, 2014, we had U.S. federal net operating loss carryforwards available to reduce future taxable income of approximately $30.3 million; however, $23.3 million of these carryforwards were not recognized because they are subject to annual limitations under Internal Revenue Code Section 382 and are expected to expire before being utilized. These carryforwards expire between 2014 and 2029. As of June 30, 2014, we had foreign net operating loss carryforwards of approximately $14.8 million available to reduce future taxable income. However, approximately $4.0 million of these carryforwards are expected to expire by December 1, 2014 and the balance will expire between 2028 and 2031. The Company does not believe that the changes in the ownership of our common stock that will result from the Offer are likely to materially restrict our ability to use the remaining net operating loss carryforwards that would be otherwise available to it.

Our indebtedness will be substantially higher following the completion of the Offer than prior to the Offer. This could have the effect, among other things, of substantially reducing our flexibility to respond to changing business and economic conditions, and it will have the effect of substantially increasing our interest expense. We will also be subject to the financial covenants and other restrictions of our revised debt facility. These covenants may restrict our ability to borrow additional funds in the future, to declare and pay dividends on our common stock, or to engage in other transactions that may be otherwise in our interest.

THE OFFER

SECTION 6. NUMBER OF SHARES; PRIORITY OF PURCHASES; ODD LOTS; PRORATION.

Upon the terms and subject to the conditions of the Offer, we will purchase up to 27,530,816 shares of our common stock properly tendered and not properly withdrawn in accordance with Section 7 before the Expiration Date, as defined below, at a purchase price of $1.20 per share, net to the seller in cash, less any applicable withholding taxes and without interest. If fewer than 27,530,816 shares are properly tendered and not properly withdrawn, we will buy all shares properly tendered and not properly withdrawn (upon the terms and subject to the conditions of the Offer).

The term “Expiration Date” means 5:00 p.m., New York City time, on November 3, 2014. We may, in our sole discretion, extend the period of time during which the Offer will remain open. In the event of an extension, the term “Expiration Date” will refer to the latest time and date at which the Offer, as extended by us, will expire. See Section 17 for a description of our right to extend, delay, terminate or amend the Offer.

If the Offer is over-subscribed as described below, shares properly tendered and not properly withdrawn will be subject to proration, except for Odd Lots. The proration period and, except as described herein, withdrawal rights expire at the Expiration Date. All shares tendered and not purchased in the Offer, including shares not purchased because of proration, will be returned to the tendering stockholders at our expense promptly following the Expiration Date.

If we (i) increase the maximum number of shares that we may purchase in the Offer by more than 2% of our outstanding shares or (ii) decrease the amount of shares that we may purchase in the Offer, then the Offer must remain open for at least ten business days following the date that notice of the increase or decrease is first published, sent or given in the manner specified in Section 17.

THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. OUR OBLIGATION TO ACCEPT AND PAY FOR SHARES PROPERLY TENDERED PURSUANT TO THE OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS, INCLUDING THE FINANCING CONDITION. SEE SECTION 10.

Priority of Purchases

If more than 27,530,816 shares of our common stock (or such greater value of shares as we may elect to purchase, subject to applicable law) are properly tendered and not properly withdrawn, we will purchase shares in the following order of priority:

1.	First, we will purchase all Odd Lots of less than 100 shares from stockholders who properly tender all of their shares and who do not properly withdraw them before the Expiration Date (tenders of less than all of the shares owned, beneficially or of record, by such Odd Lot Holder will not qualify for this preference); and

2.	Second, after purchasing all the Odd Lots that were properly tendered, we will purchase shares from all other holders who properly tender shares and who do not properly withdraw them before the Expiration Date, on a pro rata basis, with appropriate adjustments to avoid purchases of fractional shares, until we have acquired 27,530,816 shares.

Odd Lots

The term “Odd Lots” means all shares tendered by any person (an “Odd Lot Holder”) who owned beneficially or of record an aggregate of fewer than 100 shares of our common stock and so certifies in the appropriate place on the Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery. This preference is not available to partial tenders or beneficial or record holders of 100 or more shares of our common stock, even if such holders have separate accounts or certificates representing fewer than 100 shares. Odd Lots will be accepted for payment at the same time as other tendered shares.

Proration

If proration of tendered shares is required, we will determine the proration factor promptly following the Expiration Date. Proration for each stockholder tendering shares (excluding Odd Lot Holders) will be based on the ratio of the number of shares properly tendered and not properly withdrawn by the stockholder to the total number of shares properly tendered and not properly withdrawn by all stockholders (excluding Odd Lot Holders). We will announce the final proration factor and commence payment for any shares purchased pursuant to the Offer promptly after the Expiration Date. The preliminary results of any proration will be announced by press release promptly after the Expiration Date. Stockholders may obtain preliminary proration information from the Information Agent and also may be able to obtain the information from their brokers.

The Letter of Transmittal affords each stockholder who tenders shares registered in such stockholder’s name directly to the Depositary the opportunity to designate the order of priority in which shares tendered are to be purchased in the event of proration. See Section 7.

This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of the shares and will be furnished to brokers, dealers, commercial banks, trust companies or other nominee stockholders and similar persons whose names, or the names of whose nominees, appear on our stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

SECTION 7. PROCEDURES FOR TENDERING SHARES.

Proper Tender of Shares

For shares to be tendered properly pursuant to the Offer:

1.	the certificates for such shares (or confirmation of receipt of such shares pursuant to the procedure for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “Agent’s Message” (as defined below), and any other documents required by the Letter of Transmittal, must be received before 5:00 p.m., New York City time, on November 3, 2014 (or such later time to which the Offer may be extended) by the Depositary at its address set forth on the back cover of this Offer to Purchase; or

2.	the tendering stockholder must comply with the guaranteed delivery procedure set forth below.

Stockholders holding their shares in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company or other nominee, must contact their brokers or such other nominee in order to tender their shares. It is likely that the nominee has established an earlier deadline for you to act to instruct the nominee to accept the Offer on your behalf. Stockholders who hold shares through nominees are urged to consult their nominees to determine whether transaction costs may apply if stockholders tender shares through the nominees and not directly to the Depositary.

The proper tender of shares by you through one of the procedures described in this Section 7 will constitute a binding agreement between you and us on the terms of, and subject to the conditions to, the Offer.

Signature Guarantees and Method of Delivery

No signature guarantee is required if:

1.	the Letter of Transmittal is signed by the registered holder of the shares whose name appears on a security position listing as the owner of the shares) tendered and the holder has not completed the section captioned “Special Issuance Instructions” on the Letter of Transmittal; or

2.	shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or an “eligible guarantor institution,” as the term is defined in Rule 17Ad–15 under the Exchange Act (each of the foregoing constituting an “Eligible Institution”).

A “registered holder” of tendered shares, for purposes of this Section 7, will include any participant in the Depository Trust Company’s (“DTC’s”) system whose name appears on a security position listing as the owner of those shares, and an “eligible institution” is a “financial institution,” which term includes most commercial banks, savings and loan associations and brokerage houses, that is a participant in any of the following: (i) the Securities Transfer Agents Medallion Program; (ii) The New York Stock Exchange, Inc. Medallion Signature Program; or (iii) the Stock Exchange Medallion Program.

Except as described above, all signatures on any Letter of Transmittal for shares tendered thereby must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution. See Instructions 1, 5 and 7 to the Letter of Transmittal.

If a book-entry account system is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made, or shares not purchased or tendered are to be returned, to a person other than the registered holder, then the book-entry account system must be endorsed or accompanied by an appropriate stock power, signed in either case exactly as the name of the registered holder appears on the book-entry account system, with the signature guaranteed by an Eligible Institution.

In all cases, payment for shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an Agent’s Message (as defined below) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal.

Stockholders also can specify the order in which we will purchase the specified portions in the event that, as a result of the proration provisions or otherwise, we purchase some but not all of the tendered shares pursuant to the Offer. In the event the stockholder does not designate the order and fewer than all shares are purchased due to proration, the Depositary will select the order of shares purchased.

Odd Lot Holders who tender all of their shares must also complete the section captioned “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, to qualify for the priority treatment available to Odd Lot Holders as set forth in Section 6.

The method of delivery of all documents, including the Letter of Transmittal and any other required documents, including through DTC, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by book-entry confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

All deliveries in connection with the Offer, including a Letter of Transmittal and certificates for shares, must be made to the Depositary and not to us, the Information Agent or DTC. ANY DOCUMENTS DELIVERED TO US, THE INFORMATION AGENT OR DTC WILL NOT BE FORWARDED TO THE DEPOSITARY AND WILL NOT CONSTITUTE PROPER DELIVERY TO THE DEPOSITARY.

Book-Entry Delivery

For purposes of the Offer, the Depositary will establish an account with respect to the shares for purposes of the Offer at DTC within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in DTC’s system may make book-entry delivery of the shares by causing DTC to transfer shares into the Depositary’s account in accordance with DTC’s procedures for transfer. Although delivery of shares may be effected through a book-entry transfer into the Depositary’s account at DTC, either (i) a properly completed and duly executed Letter of Transmittal, with any required signature guarantees, or an Agent’s Message, and any other required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date, or (ii) the guaranteed delivery procedure described below must be followed. Delivery of the Letter of Transmittal and any other required documents to DTC does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgement from the DTC participant tendering shares that such DTC participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against such DTC participant.

Guaranteed Delivery

If a stockholder desires to tender shares pursuant to the Offer and such stockholder’s certificates for shares are not immediately available or the procedure for book-entry transfer cannot be completed before the Expiration Date, or if time will not permit all required documents to reach the Depositary before the Expiration Date, the shares still may be tendered, if all of the following conditions are satisfied:

1.	the tender is made by or through an Eligible Institution;

2.	the Depositary receives by mail, overnight courier, or facsimile transmission, on or before the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form we have provided with this Offer to Purchase, including (where required) a signature guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery; and

3.	the confirmation of book-entry transfer of the shares into the Depositary’s account at DTC, together with a properly completed and duly executed Letter of Transmittal, or an Agent’s Message in the case of a book-entry transfer, and any required signature guarantees and other documents required by the Letter of Transmittal, are received by the Depositary within three business days after the date of receipt by the Depositary of the Notice of Guaranteed Delivery.

Stockholders may contact the Information Agent or their broker for assistance. The contact information for the Information Agent is on the back cover page of this Offer to Purchase.

Stock Option Plans; Stock Awards

All previously unvested stock options were accelerated upon commencement of the Offer and become fully vested, as determined by the our Board of Directors. See “Treatment of Options” under Section 12. Holders of unexercised stock options, whether previously vested or unvested, may exercise such options in accordance with the terms of our Omnibus Equity Compensation Plan or, if applicable, predecessor plans and the stock option grant agreements governing such options, and may tender the shares received upon such exercise in accordance with the Offer. See “Proper Tender of Shares” above. Holders of unexercised stock options should evaluate this Offer carefully to determine if participation would be advantageous to them, based on their stock option exercise prices, the date of their stock option grants, the years left to exercise their options, the tender price and the provisions for pro rata purchases by us described in Section 6. We encourage those holders to discuss the Offer with their broker, if any, or tax or financial advisor.

Convertible Preferred Stock

We are not offering to purchase any shares of our Series D Convertible Preferred Stock or Series E Convertible Preferred Stock. Holders of shares of either our Series D Convertible Preferred Stock or our Series E Convertible Preferred Stock may convert such shares into shares of common stock in accordance with the terms of our Restated Certificate of Incorporation. Holders of the converted shares can then tender such shares of common stock in accordance with the Offer. See “Proper Tender of Shares” above. Such holders should evaluate this Offer carefully to determine if participation would be advantageous to them, based on the conversion terms and dividend rates of their preferred shares, the tender price, and the provisions for pro rata purchases by us described in Section 6. The shares of preferred stock of both series are currently convertible, in the aggregate, into approximately 2,095,177 shares of our common stock.

Return of Unpurchased Shares

If any tendered shares are not purchased or are properly withdrawn, or if less than all shares evidenced by a stockholder’s book-entry account are tendered, the shares not purchased will be credited to the appropriate account maintained by the tendering stockholder at DTC, in each case without expense to the stockholder. In the case of shares in certificate form, the Depositary will return certificates as promptly as practicable after the expiration or termination of the Offer or the proper withdrawal of the shares as applicable.

United States Federal Income Tax Withholding and Backup Withholding

Under the United States federal income tax backup withholding rules, 28% of the gross proceeds payable to a tendering U.S. Holder (as defined in Section 16) or other payee pursuant to the Offer must be withheld and remitted to the United States Treasury, unless the U.S. Holder or other payee provides his or her correct taxpayer identification number (employer identification number or social security number) to the Depositary, certifies as to no loss of exemption from backup withholding and complies with applicable requirements of the backup withholding rules, or such U.S. Holder is otherwise exempt from backup withholding. Therefore, unless an exemption exists and is proven in a manner satisfactory to the Depositary, each tendering U.S. Holder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding. Certain U.S. Holders (including, among others, all corporations) are not subject to these backup withholding requirements. In addition, in order for a Non-U.S. Holder (as defined in Section 16) to avoid backup withholding, the Non-U.S. Holder must submit a statement (generally, an IRS Form W-8BEN-E or W-8ECI), signed under penalties of perjury, attesting to that individual’s exempt status. Such statements can be obtained from the Depositary. See “Substitute Form W-9” in the Letter of Transmittal.

ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY AND SIGN THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL (OR SUCH OTHER IRS FORM AS MAY BE APPLICABLE) MAY BE SUBJECT TO UNITED STATES FEDERAL INCOME TAX BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS PAID TO SUCH STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE TENDER OFFER.

Even if a Non-U.S. Holder (as defined in Section 16) has provided the required certification to avoid backup withholding, gross proceeds payable pursuant to the Offer to the Non-U.S. Holder or his or her agent will be subject to withholding of United States federal income tax at a rate of 30%, unless we determine that a reduced rate of withholding is applicable pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of the Non-U.S. Holder’s trade or business within the United States. A Non-U.S. Holder may be eligible to file for a refund of such tax or a portion of such tax withheld if such stockholder meets the “complete redemption,” “substantially disproportionate” or “not essentially equivalent to a dividend” tests described in Section 16 or if such stockholder is entitled to a reduced rate of withholding pursuant to a tax treaty and we withheld at a higher rate. In order to obtain a reduced rate of withholding under a tax treaty, a Non-U.S. Holder must deliver to the Depositary before the payment a properly completed and executed IRS Form W-8BEN-E claiming such an exemption or reduction. Such forms can be obtained from the Depositary. In order to claim an exemption from withholding on the grounds that gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a Non-U.S. Holder must deliver to the Depositary a properly executed IRS Form W-8ECI claiming such exemption. Such forms can be obtained from the Depositary. See “Substitute Form W-9” in the Letter of Transmittal. Backup withholding generally will not apply to amounts subject to the 30% or a treaty-reduced rate of withholding. Non-U.S. Holders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedure.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects

All questions as to the number of shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by us, in our sole discretion, and our determination will be final and binding on all persons participating in the Offer, subject to such offer participants disputing such determination in a court of competent jurisdiction. We reserve the absolute right prior to the Expiration Date to reject any or all tenders of any shares that we determine are not in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right, subject to applicable law, to waive any of the conditions of the Offer prior to the Expiration Date with respect to all tendered shares and our interpretation of the terms of the Offer will be final and binding on all persons participating in the Offer, subject to such offer participants disputing such determination in a court of competent jurisdiction. We also reserve the absolute right to waive any defect or irregularity in any tender with respect to any particular shares or any particular stockholder. No tender of shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering stockholder or waived by us. We will not be liable for failure to waive any condition of the Offer, or any defect or irregularity in any tender of shares. None of us, the Depositary, the Information Agent or any other person will be obligated to give notice of any defects or irregularities in tenders, nor will any such person incur any liability for failure to give any notice. Our interpretations of the terms of and conditions to the Offer, including the Letter of Transmittal and the instructions thereto, will be final and binding on all persons participating in the Offer, subject to such offer participants disputing such determination in a court of competent jurisdiction.

Tendering Stockholder’s Representation and Warranty; Acceptance by Us Constitutes an Agreement

A tender of shares pursuant to any of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty to us that (i) the stockholder has a “net long position,” within the meaning of Rule 14e-4 promulgated by the SEC under the Exchange Act, in the shares or equivalent securities at least equal to the shares being tendered, and (ii) the tender of shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender shares for that person’s own account unless, at the time of tender and at the end of the proration period or period during which shares are accepted by lot (including any extensions thereof), the person so tendering (i) has a net long position equal to or greater than the amount of (a) shares tendered or (b) other securities convertible into or exchangeable or exercisable for the shares tendered and will acquire the shares for tender by conversion, exchange or exercise and (ii) will deliver or cause to be delivered the shares in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Our acceptance for payment of shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and conditions of the Offer.

A tender of shares made pursuant to any method of delivery set forth herein will also constitute a representation and warranty to us that the tendering stockholder has full power and authority to tender, sell, assign and transfer the shares tendered, and that, when the same are accepted for purchase by us, we will acquire good, marketable and unencumbered title thereto, free and clear of all security interests, liens, restrictions, claims, encumbrances, conditional sales agreements and other obligations relating to the sale or transfer of the shares, and the same will not be subject to any adverse claim or right. Any such tendering stockholder will, on request by the Depositary or us, execute and deliver any additional documents deemed by the Depositary or us to be necessary or desirable to complete the sale, assignment and transfer of the shares tendered, all in accordance with the terms of the Offer.

A properly completed Letter of Transmittal and any other documents required by the Letter of Transmittal, must be delivered to the Depositary and not to us or the Information Agent. All authority conferred or agreed to be conferred by delivery of the Letter of Transmittal shall be binding on the successors, assigns, heirs, personal representatives, executors, administrators and other legal representatives of the tendering stockholder and shall not be affected by, and shall survive, the death or incapacity of such tendering stockholder.

Lost Certificates

If the share certificates which a registered holder wants to surrender have been lost, destroyed or stolen, the stockholder should follow the instructions set forth in the Letter of Transmittal. See Instruction 10 of the Letter of Transmittal.

WE WILL DECIDE, IN OUR REASONABLE DISCRETION, ALL QUESTIONS AS TO THE NUMBER OF SHARES TO BE ACCEPTED AND THE VALIDITY, FORM, ELIGIBILITY (INCLUDING TIME OF RECEIPT) AND ACCEPTANCE FOR PAYMENT OF ANY TENDER OF SHARES, AND EACH SUCH DECISION WILL BE FINAL AND BINDING ON ALL PERSONS PARTICIPATING IN THE OFFER, SUBJECT TO SUCH OFFER PARTICIPANTS DISPUTING SUCH DETERMINATION IN A COURT OF COMPETENT JURISDICTION.

CERTIFICATES FOR SHARES, TOGETHER WITH A PROPERLY COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL, OR AN AGENT’S MESSAGE, AND ANY OTHER DOCUMENTS REQUIRED BY THE LETTER OF TRANSMITTAL, MUST BE DELIVERED TO THE DEPOSITARY AND NOT TO US OR THE INFORMATION AGENT. ANY SUCH DOCUMENTS DELIVERED TO US OR THE INFORMATION AGENT WILL NOT BE FORWARDED TO THE DEPOSITARY AND THEREFORE WILL NOT BE DEEMED TO BE PROPERLY TENDERED.

SECTION 8. WITHDRAWAL RIGHTS.

Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date. In addition, unless we have already accepted your tendered shares for payment, you may withdraw your tendered shares at any time after 12:00 midnight, New York City time, on December 2, 2014. Except as otherwise provided in this Section 8, tenders of shares pursuant to the Offer are irrevocable.

If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for shares or are unable to accept for payment or pay for shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all shares tendered, and such shares may not be withdrawn except as otherwise provided in this Section 8, subject to Rule 13e-4(f)(5) under the Exchange Act, which provides that the issuer making the Offer shall either pay the consideration offered, or return the tendered securities, promptly after the termination or withdrawal of the Offer.

For a withdrawal to be effective, a notice of withdrawal must be in writing, must be received in a timely manner by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of the shares to be withdrawn, if different from the name of the person who tendered the shares. If shares have been tendered pursuant to the procedure for book-entry transfer described in Section 7, the notice of withdrawal also must specify the name and the number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with DTC’s procedures.

All questions as to the form and validity, including the time of receipt, of any notice of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding on all persons participating in the Offer, subject to such offer participants disputing such determination in a court of competent jurisdiction. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of shares by any stockholder. However, if we waive any defect or irregularity in any withdrawal with respect to any stockholder, we also waive such defect or irregularity with respect to all stockholders. None of us, the Depositary, the Information Agent or any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will any such person incur liability for failure to give any notice.

Withdrawals may not be rescinded, and any shares properly withdrawn will be deemed not properly tendered for purposes of the Offer. However, withdrawn shares may be re-tendered before the Expiration Date by again following one of the procedures described in Section 7.

SECTION 9. PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE.

Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Date, we (i) will determine which stockholders properly tendered shares and (ii) will accept for payment and pay for (and thereby purchase) up to 27,530,816 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) which are properly tendered and not properly withdrawn on or before the Expiration Date. For purposes of the Offer, we will be deemed to have accepted for payment (and therefore purchased), subject to the Odd Lot priority and proration provisions of the Offer, shares that are properly tendered and not properly withdrawn only when, as and if we give oral or written notice to the Depositary of our acceptance of the shares for payment in the Offer.

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay $1.20 for each such share promptly after the Expiration Date. In all cases, payment for shares tendered and accepted for payment in the Offer will be made promptly, subject to the possible delay in the event of proration, but only after timely receipt by the Depositary of certificates for shares or book-entry confirmation of shares into the Depositary’s account at DTC, a properly completed and duly executed Letter of Transmittal or an Agent’s Message, in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal.

We will pay for shares purchased in the Offer by depositing the aggregate purchase price for the shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting payment to the tendering stockholders.

In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment promptly after the Expiration Date. Unless a stockholder specified otherwise in the Letter of Transmittal, certificates for all shares tendered and not purchased, including shares not purchased due to proration, will be returned or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with DTC by the participant who delivered the shares, to the tendering stockholder at our expense promptly after the Expiration Date or termination of the Offer without expense to the tendering stockholders. Under no circumstances will we pay interest on the purchase price for any reason, including but not limited to, by reason of any delay in making payment. In addition, if certain events occur, we may not be obligated to purchase shares in the Offer. See Section 10 for a description of such conditions.

We will pay all stock transfer taxes, if any, payable on the transfer to us of shares purchased pursuant to the Offer. If, however, payment of the purchase price is to be made to, or (in the circumstances permitted by the Offer) unpurchased shares are to be registered in the name of, any person other than the registered holder, or if tendered book-entry accounts are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption from payment of the stock transfer taxes, is submitted.

Any tendering stockholder or other payee who fails to complete fully, sign and return to the Depositary the Substitute Form W-9 included with the Letter of Transmittal (and an IRS Form W-8BEN-E or other applicable form, if the tendering stockholder or other payee is a Non-U.S. Holder), may be subject to required United States federal income tax backup withholding of 28% of the gross proceeds paid to the stockholder or other payee pursuant to the Offer. See Section 16. Non-U.S. Holders are urged to consult their tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure.

SECTION 10. CONDITIONS OF THE OFFER.

Notwithstanding any other provision of the Offer, and subject to any applicable rules and regulations of the SEC, including Rule 13e-4(f) under the Exchange Act (relating to a purchaser’s obligation to pay for or return tendered shares promptly after termination or withdrawal of an Offer to Purchase), we will not be required to accept for payment or purchase or pay for any shares tendered, and we may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for, shares tendered, if, at any time on or after the commencement of the Offer and on or prior to the Expiration Date, any of the following events occur, or are determined by us to have occurred, that, in our reasonable judgment and regardless of the circumstances giving rise to the event, including any action or omission to act by us, makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for the shares pursuant to the Offer:

(1) the consummation of certain financing transactions, on terms reasonably satisfactory to us, resulting in aggregate proceeds to us that are sufficient (together with approximately $9.5 million cash on hand) to fund our purchase of up to 27,530,816 shares in the Offer, which is referred to as the “Financing Condition,” has not occurred;

(2) our trailing twelve month consolidated EBITDA (defined as consolidated net income plus (i) consolidated interest expense, (ii) consolidated income tax expense, (iii) amounts attributable to depreciation and amortization, (iv) non-cash expenses associated with stock-based incentive compensation, (v) stock-based compensation and CEO compensation, (vi) certain one-time expenses and (vii) expenses arising from the sale of Rand SD, less (viii) all non-cash items of income and all extraordinary gains to the extent included in consolidated net income, all in accordance with generally accepted accounting procedures), is determined to be less than $11,800,000 for the period ended August 30, 2014;

(3) there shall have been threatened, instituted or pending before any court, agency, authority or other tribunal any action, suit or proceeding by any government or governmental, regulatory or administrative agency or authority or by any other person, domestic or foreign, or any judgment, order or injunction entered, enforced or deemed applicable by any court, authority, agency or tribunal, which directly or indirectly:

(a) challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the making of the Offer or the acquisition of shares pursuant to the Offer, or is otherwise related in any manner to, or otherwise affects, the Offer; or

(b) could, in our reasonable judgment, materially affect the Company’s business, condition (financial or other), income, operations or prospects or otherwise materially impair in any way the contemplated future conduct of the Company’s business or materially impair the Offer’s contemplated benefits to us;

(4) there shall have been any action threatened, pending or taken, or any approval withheld, or any statute, rule or regulation threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer, to us or to any of our subsidiaries, by any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which, in our reasonable judgment, would or might directly or indirectly result in any of the consequences referred to in clause (a) or (b) of paragraph (3) above;

(5) the declaration of a banking moratorium or any suspension of payments with respect to banks in the United States (whether or not mandatory);

(6) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

(7) the commencement or escalation of a war, armed hostilities, terrorist activity or any other national or international crisis directly or indirectly involving the United States;

(8) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, might materially affect the extension of credit by banks or other lending institutions in the United States;

(9) in the case of any of the foregoing existing at the time of the announcement of the Offer, a material acceleration or worsening thereof;

(10) any change or event occurs, is discovered, or is threatened with regard to our business, condition (financial or otherwise), income, operations, or prospects or in ownership of our shares, which in our reasonable judgment is or may be material to us;

(11) a tender or exchange offer with respect to some or all of our outstanding shares, other than the Offer, or a merger or acquisition proposal for or by us, is proposed, announced or made by another person or is publicly disclosed, or we learn that any person or “group,” within the meaning of Section 13(d)(3) of the Exchange Act (other than 3K or its affiliates), has acquired or proposes to acquire beneficial ownership of more than 50% of our outstanding shares, or any new group is formed that beneficially owns more than 50% of our outstanding shares; or

(12) any person or group shall have made a public announcement reflecting an intent to acquire us or any of our assets or securities other than in connection with a transaction authorized by our Board of Directors.

We have received a commitment letter from JPMCB on September 26, 2014 outlining the terms upon which the bank will commit to finance our purchase of shares in the Offer as outlined in clause (1) of the conditions above. We expect to obtain this financing on the terms outlined in the commitment letter.

These conditions are for our sole benefit and may be asserted by us or waived by us in whole or in part, at any time and from time to time on or prior to the expiration date of the Offer, in our sole discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of these rights, and each of these rights shall be deemed an ongoing right that may be asserted by us at any time prior to the expiration of the Offer. Any determination or judgment by us concerning the events described above will be final and binding on all parties. The Exchange Act requires that all conditions to the Offer be satisfied or waived before the Expiration Date. In certain circumstances, if we waive any of the conditions described above, we may be required to extend the Expiration Date.

SECTION 11. PRICE RANGE OF SHARES; DIVIDENDS.

Our shares are not heavily traded. Trades are effected in privately-negotiated transactions and by certain broker-dealers, who make a market in the common stock through the OTCQB tier of OTC Markets Group Inc. Market information for Rand Worldwide, Inc.’s common stock may be found at the OTC Markets Group’s Internet website, www.otcmarkets.com, under the symbol “RWWI”. The information contained in or accessed through that website is not part of this Offer to Purchase or incorporated herein by reference. The following table sets forth, to the best of our knowledge, the high and low bid quotations per share, rounded to the nearest whole cent, as available through the OTCQB for each quarterly period within the two most recent fiscal years. These quotations represent prices between dealers and do not reflect retail mark-ups, mark-downs or commissions, and may not represent actual transactions. There may have been additional transactions during these periods of which we are not aware.

Fiscal Year Ended or Ending	Quarter	High	Low
June 30, 2013	First Quarter	$0.85	$0.67
	Second Quarter	$0.86	$0.68
	Third Quarter	$0.94	$0.70
	Fourth Quarter	$0.95	$0.81
June 30, 2014	First Quarter	$1.02	$0.91
	Second Quarter	$1.07	$0.96
	Third Quarter	$1.25	$0.99
	Fourth Quarter	$1.19	$1.05
June 30, 2015	First Quarter (through September 26, 2014)	$1.19	$1.11

We have never paid cash dividends on our common stock, during the periods reflected in the table above or otherwise, and we do not anticipate paying cash dividends in the foreseeable future. Rather, management intends to continue its strategy of retaining earnings for the foreseeable future for use in the expansion and operation of our business. The declaration and amount of any future cash dividends is at the discretion of our Board of Directors. Moreover, without the consent of our lenders, we are and will be prohibited from declaring dividends on our common stock. Accordingly, there can be no guarantee that stockholders will receive any cash dividends on their common stock in the future.

On September 26, 2014, the last trading day before we announced our intention to commence the Offer, the closing price per share of our common stock, as reported on the OTCQB, was $1.15. You are urged to obtain current market quotations for the common stock before you tender your shares.

SECTION 12. INTEREST OF DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL STOCKHOLDERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES.

General

On September 29, 2014, there were 54,491,296 shares of our common stock issued and outstanding, 3,311,745 shares issuable upon exercise of outstanding options, 2,095,177 shares issuable upon conversion of our preferred stock, and no shares held in treasury. RWWI Holdings LLC, which is majority-owned by funds affiliated with Ampersand Capital Partners, owns 25,232,682 shares, or approximately 46.3%, of our outstanding common stock. The 27,530,816 shares of common stock that we are offering to purchase pursuant to the Offer represent approximately 50.5% of the shares of common stock outstanding on September 22, 2014 (or approximately 46.0% assuming exercise of all outstanding options and conversion of all shares of preferred stock). As of September 29, 2014, our directors and executive officers as a group (6 persons) beneficially owned an aggregate of 18,969,277 shares (including 2,097,500 shares issuable to those persons upon exercise of options and 38,462 shares issuable upon conversion of Series E Convertible Preferred Stock), which constituted approximately 33.5% of our outstanding shares on that date, assuming the exercise by such persons of their options and conversion of their preferred stock.

Purchase Agreement

On September 26, 2014, our majority stockholder at the time, RWWI Holdings LLC, and an affiliate of 3K Limited Partnership entered into a Securities Purchase Agreement (the “Purchase Agreement”) in connection with the purchase of 9,000,000 shares of our common stock from RWWI Holdings LLC by the affiliate of 3K at a purchase price of $1.20 per share, for an aggregate purchase price of $10.8 million. The Purchase Agreement includes a put right, exercisable by 3K under certain circumstances, pursuant to which 3K will have the right to require RWWI Holdings LLC to repurchase all 9 million shares sold in the Purchase Agreement if (i) the Company had failed to commence this Offer by October 10, 2014, (ii) the Company withdraws or terminates this Offer without having purchased the shares tendered in it at $1.20 per share, or (iii) the Offer has not been completed by November 15, 2014, such that 3K and its affiliates own a majority of the shares then outstanding. RWWI Holdings LLC also agreed in the Purchase Agreement to tender all of its remaining shares in this Offer, and not to exercise any further board designation rights under the Existing Stockholders’ Agreement so long as that agreement may remain in effect.

Treatment of Options

In light of the limited liquidity of the shares and in order to permit holders of our stock options to benefit from the liquidity that the Offer may provide to those who wish to participate, our Board of Directors voted to accelerate all unvested stock options granted under our stock option or omnibus equity incentive plans. This will permit holders of options, if they so wish, to exercise those options, whether vested or unvested prior to the Offer, and participate in the Offer on the same terms as other stockholders. As of June 30, 2014, the last day of our most recently completed fiscal year, there were 1,960,591 vested options outstanding with a weighted average exercise price of $0.80, and 1,351,154 unvested options outstanding with a weighted average exercise price of $0.89.

Our stock option plans do not currently provide a mechanism for cashless exercise or net settlement. As a result, optionholders who otherwise may wish to participate in the Offer may be unable to exercise their stock options if they cannot obtain the cash funds necessary to pay the exercise price of their options prior to the expiration of the Offer. For this reason, the Board of Directors has agreed to permit the “net settlement” of stock options for those holders of stock options who wish to participate in the Offer. Optionholders who choose to exercise their stock options through “net settlement” will not be required to deliver payment of the exercise price of their stock options in order to exercise. Instead, upon the exercise of their stock options, we will retain the number of shares necessary to cover the cost of the required tax withholding and the exercise price of such options. Following such “net settlement,” the optionholder will hold the balance of the shares resulting from the exercise of such stock options, which will be available for participation in the tender offer. Optionholders who elect to use this net settlement alternative and to tender the underlying shares in the Offer will receive fewer shares (and thus will tender fewer shares in the Offer) than they would have through payment of the cash exercise price in full. At the same time, we will not receive any cash proceeds from the payment of the exercise price by such optionholders, and will be required to remit cash payments to the Internal Revenue Service in an amount equal to the federal tax withholding, the employee payroll tax and the employer payroll tax for the exercised non-qualified stock options. Compliance with this withholding and tax payment obligation will therefore represent a net cash expense to us. The Board of Directors has considered the estimated impact of this withholding obligation (estimated to be approximately $200,000) in approving the Offer and establishing the number of shares we will purchase in the Offer.

Based on our inquiry, we believe that our executive officers and directors intend to exercise an aggregate of approximately 1,154,400 options, with a weighted average exercise price of $0.796 per share, in order to tender the underlying shares (expected to be 291,295 shares in the aggregate after the payment of the exercise price through net settlement) in the Offer.

Participation by Executive Officers and Directors in the Offer

Our executive officers and directors are entitled to participate in the Offer on the same basis as all other stockholders. As noted above, we anticipate that certain of our directors or executive officers will participate in the Offering by tendering 291,295 shares. These directors and executive officers have advised us that they are tendering shares to obtain some liquidity or for tax planning or asset diversification purposes. Of this amount, Marc Dulude intends to tender 282,032 shares in the Offer (all of which are expected to be received upon exercise of options); and Manu Parpia, a director, intends to tender 9,263 shares in the Offer (all of which are expected to be received upon exercise of options). In addition, we believe that non-executive officers are likely to exercise options to purchase 807,795 shares of common stock and to tender the underlying shares (201,716 shares after payment of the exercise price through net settlement) in the Offer.

As discussed in Section 2, the proposal to engage in the Offer was discussed with a special committee of our Board of Directors and by our Board of Directors, a majority of both of which are non-employee directors. The Offer was proposed as means of offering liquidity to any stockholders (including RWWI Holdings LLC) who wish to tender shares of common stock in the Offer, not for the benefit of individual directors or members of management. To this end, the Board considered several factors, including the written opinion of Covington in its evaluation of the fairness of the Offer. The Special Committee and the Board deliberated the merits of the proposed transaction. Other than our Chief Executive Officer and our President and Chief Financial Officer, who are also directors, management did not vote on the proposed offer.

Assuming we purchase 27,530,816 shares pursuant to the Offer, the percentage of shares beneficially owned by our current executive officers and directors following the Offer would represent approximately 63.8% of the outstanding shares immediately after the Offer, including shares issuable upon the exercise of options held by executive officers and directors. This amount assumes the sale of shares by Messrs. Dulude and Parpia described above, without proration. It also includes the shares to be held by 3K and its affiliates following the Offer, beneficial ownership of which may be attributable to Peter Kamin, which shares alone would represent approximately 62.5% of our outstanding shares.

The following table contains common stock ownership information for persons known to us to “beneficially own” 5% or more of our common stock as of September 29, 2014. We obtained the information provided in the following table from filings with the SEC and from our own records.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent
Common Stock	RWWI Holdings LLC c/o Ampersand Capital Partners 55 William Street, Suite 240 Wellesley, MA 02481	25,232,682		46.3%

Common Stock	Peter H. Kamin 20 Custom House Street, Suite 610 Boston, MA 02110	16,869,215	(1)	30.9%

(1)	Includes 5,804,361 shares owned by Mr. Kamin directly; 832,635 shares owned by a trust for members of Mr. Kamin’s family; 1,196,219 shares owned by 3K Limited Partnership, of which Mr. Kamin is managing partner; 9,000,000 shares owned by Rand Acquisition LLC; and 36,000 shares underlying options.

Security Ownership of Management. The following table shows the number of shares of our common stock beneficially owned by each director, each executive officer, and all of our directors and executive officers as a group, as of September 29, 2014, based on a total of 54,491,296 shares outstanding. Except as otherwise indicated, each person and each group shown in the table has sole voting and investment power with respect to the shares of common stock listed next to his or her name. “Voting power” is the power to vote or direct the voting of shares, and “investment power” is the power to dispose of or direct the disposition of shares.

	Common Stock		Series D Convertible Preferred Stock		Series E Convertible Preferred Stock
Beneficial Owner	Shares Beneficially Owned	Percent of Class	Shares Beneficially Owned	Percent of Class	Shares Beneficially Owned	Percent of Class
Peter H. Kamin[1]	16,869,215	30.9%	—	—	—	—
Marc L. Dulude[2]	1,114,200	2.0%	—	—	—	—
Lawrence Rychlak[3]	945,562	1.7%	—	—	25	2.9%
Manu Parpia[4]	40,200	*	—	—	—	—
Richard A. Charpie	—	—	—	—	—	—
Charles D. Yie	—	—	—	—	—	—
All current directors, director nominees, and executive officers as a group (a total of 6 persons):	18,969,177	33.5%	—	—	25	2.9%

(*)	Less than one percent of the total outstanding shares of common stock.
(1)	Mr. Kamin is a member of the Board of Directors. The amount shown for Mr. Kamin includes 36,000 shares of Common Stock subject to exercisable options.
(2)	Mr. Dulude is Chairman of the Board of Directors and also serves as the Company’s Chief Executive Officer. The amount shown for Mr. Dulude is comprised of 1,114,200 shares of Common Stock subject to exercisable options.
(3)	Mr. Rychlak is a member of the Board of Directors and also serves as the Company’s President and Chief Financial Officer. The amount shown for Mr. Rychlak includes 907,100 shares of Common Stock subject to exercisable options and 38,462 shares of Common Stock issuable on conversion of shares of Series E Convertible Preferred Stock.
(4)	Mr. Parpia is a member of the Board of Directors and the amount shown for Mr. Parpia is comprised of 40,200 shares of Common Stock subject to options.

In general, beneficial ownership includes those shares that a person has the power to vote, sell or otherwise dispose of, including that number of shares which an individual has the right to acquire within 60 days (such as stock options). Two or more persons may be considered the beneficial owner of the same shares. The amounts reflected above includes 766,012 stock options held by Mr. Dulude that are being accelerated in connection with the commencement of the Offer and 383,006 stock options held by Mr. Rychlak that are being accelerated upon commencement of the Offer, following the determination of the Board of Directors described under “Treatment of Options” above. No other persons in the table above held options that were accelerated. Based upon our records and upon information provided to us by our directors, executive officers and subsidiaries, neither we, nor any of our subsidiaries or affiliates, nor, to the best of our knowledge, any of our directors or executive officers or their affiliates, have effected any transactions in our shares on the date of this document or during the 60 days prior to the date of this document, except for the Purchase Agreement between RWWI Holdings LLC and an affiliate of 3K described in this Section 12.

Except as otherwise described herein (including the description of the Purchase Agreement described under this Section 12 and the Existing Stockholders’ Agreement described in Section 4), neither we nor, to the best of our knowledge, any of our affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer or with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

Certain Severance Arrangements

Under his employment agreement with us dated March 23, 2011, in connection with his termination from service from us as Chief Executive Officer as described in Section 4, Mr. Dulude will be entitled to severance payments in an amount equal to twelve months’ salary and benefits continuation, without bonus, provided that he complies with certain terms of his employment agreement, including executing a general release in favor of us. Mr.  Dulude’s current annual base salary is $319,000.

SECTION 13. SOURCE AND AMOUNT OF FUNDS.

If the Offer is fully subscribed, we will purchase 27,530,816 shares of common stock at an aggregate purchase price of approximately $33.0 million in the Offer. We expect to fund the purchase of these shares, and to pay related fees and expenses, through (i) cash on hand of approximately $9.5 million and (ii) borrowings under a new five year secured credit facility to be entered into with JPMCB. This facility is anticipated to include a revolving credit facility of $10,000,000 and a term loan of $25,000,000 (the “Credit Facility”). If fewer than 27,530,816 shares are tendered in the Offer, the term loan will adjust downward to an amount no greater than 75.67% of the amount necessary to fund the purchase of the shares tendered. This Offer is subject to the Financing Condition, meaning that if the Company is unable to obtain financing in an amount sufficient to fund the share purchases in the Offer by us, we will not be required to close the Offer. The Company has received a commitment letter from JPMCB outlining the terms and conditions of the Credit Facility under which JPMCB has committed to lend.

The closing of the Credit Facility is expected to be subject to certain customary and other conditions, including: (i) minimum last-twelve-month earnings before interest, taxes, depreciation and amortization (LTM EBITDA) as of August 30, 2014 of $11,800,000 (adjusted for stock based compensation, CEO compensation, certain expenses, and the sale of our Rand Secure Data business), and (ii) no additional Company indebtedness other than that contemplated in the Credit Facility.

Risks Relating to Higher Leverage

We will incur increased indebtedness in connection with the purchase of shares in the Offer and, as a result, will be more leveraged. We expect to generate the cash necessary to pay our expenses and to pay the principal and interest on all of our outstanding debt from cash flows provided by operating activities and by opportunistically using other means to repay or refinance our obligations as we determine appropriate. Our ability to pay our expenses and meet our debt service obligations depends on our future performance, which may be affected by financial, business, economic, and other factors. If we do not have enough money to pay our debt service obligations, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or raise equity. In such an event, we may not be able to refinance our debt, sell assets, borrow more money or raise equity on terms acceptable to us or at all. Also, our ability to carry out any of these activities on favorable terms, if at all, may be further impacted by any financial or credit crisis which may limit access to the credit markets and increase the cost of capital.

The Credit Facility is expected to contain customary covenants, including covenants that in certain circumstances restrict our ability to incur additional indebtedness, pay dividends on and redeem capital stock, make other payments, including investments, sell assets and enter into consolidations, mergers and transfers of all or substantially all of our assets. The Credit Facility will also require us to maintain specified financial ratios and satisfy certain financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control and we cannot assure you that we will meet those ratios and tests. A breach of any of these covenants, ratios, tests or restrictions could result in an event of default under the Credit Facility. If an event of default exists under the Credit Facility, the lenders could elect to cease making loans and declare all amounts outstanding thereunder to be immediately due and payable. If the lenders under the Credit Facility accelerate the payment of the indebtedness, our assets may not be sufficient to repay in full that indebtedness and any other indebtedness that would become due as a result of any acceleration.

SECTION 14. CERTAIN INFORMATION CONCERNING RAND.

Information Relating to Rand

Rand Worldwide, Inc. is a leading supplier in the design automation, facilities and data management software marketplace. We also provide value-added services, such as training, technical support and other consulting and professional services to corporations, government agencies and educational institutions worldwide.

We are organized into three divisions: IMAGINiT Technologies (“IMAGINiT”), Enterprise Applications and ASCENT—Center for Technical Knowledge (“ASCENT”).

The IMAGINiT division is one of the largest value-added resellers of Autodesk, Inc. (“Autodesk”) products in the world, providing Autodesk solutions and value-added services to customers in the manufacturing, infrastructure, building, and media and entertainment industries. IMAGINiT also specializes in computational fluid dynamics analysis consulting and thermal simulation services and sells its own proprietary software products and related services, enhancing its total client solution offerings. IMAGINiT operates in the United States and Canada.

The Enterprise Applications division is the non-Autodesk component of the business and offers various products and services including data governance solutions, facilities management solutions and 3DExperience products from Dassault Systèmes which include CATIA, ENOVIA, SIMULIA, DELMIA, and DMU. Enterprise Applications also specializes in training solutions for Dassault Systèmes and PTC products including Pro/ENGINEER, CREO, and Windchill. In December 2013, the Rand Secure Archive division within Enterprise Applications expanded its range of data governance solutions with the addition of data backup. To reflect this evolution beyond data archiving and eDiscovery, this division has changed its name to Rand Secure Data. On September 24, 2014, Rand SD was sold to a third party purchaser for a purchase price of $500,000. See “Background of the Offer” in Section 1.

ASCENT is our courseware division and is a leading developer of professional training materials and knowledge products for engineering software tools.

Our executive offices are located at 161 Worcester Road, Suite 401, Framingham, Massachusetts 01701. Our telephone number is (508) 663-1400.

A list of our directors and officers as of October 1, 2014 is attached to this Offer to Purchase as Appendix A.

Our audited financial statements for the fiscal years ended June 30, 2013 and 2014 are incorporated herein by reference to our Form 10-K for the year ended June 30, 2014 filed with the Securities and Exchange Commission on September 29, 2014.

Summary Historical and Pro Forma Condensed Consolidated Financial Data

Historical Financial Information. We incorporate by reference the financial statements and notes thereto included in Part II, Item 8 of our Annual Report on Form 10-K for the fiscal year ended June 30, 2014. Please refer to “Where You Can Find More Information” below for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.

Summary Historical Consolidated Financial Data. The following table sets forth our summary historical consolidated financial data for the years ended June 30, 2014 and 2013, and certain selected ratios for such periods. This financial data has been derived from, and should be read in conjunction with, our audited consolidated financial statements and the related notes filed as part of our Annual Report on Form 10-K for the year ended June 30, 2014.

	Fiscal Year Ended June 30,
Consolidated Statements of Income Data:	2014	2013
Revenue	$91,596,000	$82,503,000

Gross margin	45,286,000	41,681,000

Operating expense	37,728,000	37,002,000

Operating income	7,558,000	4,679,000
Interest and other expense	224,000	476,000

Income from continuing operations before income taxes	7,334,000	4,203,000

Provision for income taxes	(1,723,000)	1,691,000

Income from continuing operations	$9,057,000	$2,512,000

Net earnings per share from continuing operations available to common stockholders:
Basic	0.17	0.04
Diluted	0.16	0.04
Shares used in computing earnings per share
Basic	54,210,555	53,951,438
Diluted	57,039,061	55,102,436

Other Data:
Ratio of earnings to fixed charges (a)	22.2x	9.3x

(a)	Earnings included in the calculation of this ratio consist of income before income taxes plus interest expense. Fixed charges include interest expense and pre-tax earnings amounts necessary to pay preferred stock dividends.

Consolidated Balance Sheet Data:	As of June 30, 2014
Current Assets	$29,098,000

Total Assets	58,757,000

Current liabilities:
Short-term debt due within 1 year	188,000
All other current liabilities	15,897,000

Total current liabilities	16,085,000
Long-term debt and other liabilities	352,000

Total liabilities	16,437,000

Accumulated deficit	(25,205,000)
Total stockholders’ equity	42,320,000

Total liabilities and stockholders’ equity	$58,757,000

Shares outstanding—common stock	54,491,296
Book value per share (a)	$0.78

(a)	Reflects stockholders’ equity divided by shares outstanding.

Summary Unaudited Pro Forma Consolidated Financial Data. The following table sets forth summary unaudited pro forma consolidated financial data for the year ended June 30, 2014 and certain ratios for such periods. This summary unaudited pro forma consolidated financial data gives effect to the purchase of shares by us in the Offer, as if such purchases had occurred on July 1, 2013 for the consolidated statements of income data for the year ended June 30, 2014, and on June 30, 2014 for the consolidated balance sheet data as of June 30, 2014. Such data also assumes that the purchase of shares is financed with debt on the terms described in the footnotes to the table below, and gives effect to the sale of the Rand SD business which was completed on September 24, 2014. This information should be read in conjunction with Summary Historical Consolidated Financial Data and our audited consolidated financial statements and the related notes filed as part of our Annual Report on Form 10-K for the year ended June 30, 2014. This summary unaudited pro forma consolidated financial data is not necessarily indicative of either our financial position or results of operations that actually would have been attained had the purchase of shares in the Offer, the related debt financing, and the sale of Rand SD been completed at the dates indicated, or that will be achieved in the future. Our future results are subject to prevailing economic and industry specific conditions and financial, business and other known and unknown risks and uncertainties, certain of which are beyond our control. These factors include, without limitation, those described in this Offer to Purchase under “Forward-Looking Statements.”

	Year ended June 30, 2014
Consolidated Statements of Income Data:	Actual	Adjustments		Pro Forma
Revenue	$91,596,000	$(2,612,000)	(a)	$88,984,000

Gross margin	45,286,000	(760,000)	(a)	44,526,000

Operating expense	37,728,000	(3,308,000)	(a)	34,420,000

Operating income	7,558,000	2,548,000	(a)	10,106,000
Interest and other expense	224,000	1,049,000	(b)	1,273,000

Income from continuing operations before income taxes	7,334,000	1,499,000		8,833,000

Provision for income taxes	(1,723,000)	591,000		(1,132,000)

Income from continuing operations	$9,057,000	$908,000		$9,965,000

Net earnings per share from continuing operation available to common stockholders:
Basic	0.17	—		0.37
Diluted	0.16	—		0.34
Shares used in computing earnings per share:
Basic	54,210,555	(27,530,816)		26,679,739
Diluted	57,039,061	(27,530,816)		29,508,245

Other Data:
Ratio of earnings to fixed charges (c)	22.2x			7.3x

(a)	Reflects adjustments to effect for the disposition of the Rand SD division as if such disposition occurred at the beginning of the period presented.
(b)	Reflects interest expense on two new loan facilities including a $25 million term note at an assumed average rate of interest of 3.32% per annum and a term of 5 years, and a $10 million revolving line of credit at an assumed average rate of interest of 2.67% and a term of 5 years. Interest on the loans is based on the 30-day LIBOR rate plus a premium. For every 0.125% increase or decrease in the interest rate, the Company’s interest expense would increase $41,000 for the year ended June 30, 2014.
(c)	Earnings included in the calculation of this ratio consist of income before income taxes plus interest expense. Fixed charges include interest expense and pre-tax earnings amounts necessary to pay preferred stock dividends.

Consolidated Balance Sheet Data:	As of June 30, 2014
	Actual	Adjustments		Pro Forma
Current Assets	$29,098,000	$(9,917,000)	(a)(b)	$19,181,000

Total Assets	58,757,000	(11,076,000)		47,681,000

Current liabilities:
Short-term debt due within 1 year	188,000	4,364,000	(b)	4,552,000
All other current liabilities	15,897,000	(1,260,000)	(a)	14,637,000

Total current liabilities	16,085,000	3,104,000		19,189,000
Long-term debt and other liabilities	352,000	21,119,000	(b)	21,471,000

Total liabilities	16,437,000	24,223,000		40,660,000

Treasury stock	—	(33,037,000)	(b)	(33,037,000)
Retained earnings	(25,205,000)	(2,262,000)	(c)(d)	(27,467,000)
Total stockholders’ equity (deficit)	42,320,000	(35,299,000)		7,021,000

Total liabilities and stockholders’ deficit	$58,757,000	$(11,076,000)		$47,681,000

Shares outstanding—common stock	54,491,296	(27,530,816)		26,960,480
Book value per share (e)	$0.78			$0.26

(a)	Reflects adjustments to effect for the disposition of the Rand SD division as if such transaction occurred as of the balance sheet date.
(b)	Reflects the effect of 27,530,816 shares tendered at $1.20 per share, including shares repurchased as treasury stock, use of the existing cash balance, and new debt from two new bank loans to fund the shares tendered.
(c)	Reflects expected investment banking, legal and professional fees of nearly $1.3 million related to the tender offer
(d)	Reflects an estimated loss of $1.1 million upon the disposal of the Rand SD division.
(e)	Reflects stockholders’ equity divided by shares outstanding.

Where You Can Find More Information

We are subject to the informational filing requirements of the Exchange Act and, in accordance with these requirements, are obligated to file reports and other information with the SEC relating to our business, financial condition and other matters. Information, as of particular dates, concerning our directors and officers, their compensation, stock options granted to them, the principal holders of our securities and any material interest of these persons in transactions with us is required to be disclosed in proxy statements distributed to our stockholders and filed with the SEC. We have also filed with the SEC a Tender Offer Statement on Schedule TO, which includes additional information with respect to the Offer.

The reports, proxy statements and other information we file can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E. Washington D.C. 20549. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

The SEC allows us to “incorporate by reference” information to this Offer to Purchase. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this Offer to Purchase, except for any information that is superseded by information that is included directly in this document. This Offer to Purchase incorporates by reference the following documents that we have previously filed with the SEC:

•	Our Annual Report on Form 10-K for the fiscal year ended June 30, 2014;

•	Our Current Report on Form 8-K, dated September 29, 2014; and

•	Any filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this Offer to Purchase and the expiration of the Offer.

You can obtain copies of any of the documents incorporated by reference in this document through us or from the SEC’s website at the address shown above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this Offer to Purchase. You can obtain such documents by writing to us at: Attn: Investor Relations, 161 Worcester Road, Suite 401, Framingham, Massachusetts 01701, or by calling (508) 663-1400. Please be sure to include your complete name and address in your request.

SECTION 15. LEGAL MATTERS; REGULATORY APPROVALS.

Except as described in this document, we are not aware of any license or regulatory permit that is material to our business that might be materially and adversely affected by the acquisition of shares as contemplated by the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of shares by us as contemplated by the Offer. Should any approval or other action be required, we currently intend to seek that approval or other action. We are unable to predict whether we will be required to delay the acceptance for payment of or payment for shares tendered pursuant to the Offer until the outcome of that process, if necessary, is known. We cannot assure you that any approval or other action, if needed, could be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition.

Our obligation pursuant to the Offer to accept for payment and pay for shares is subject to conditions. See Section 10.

SECTION 16. UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.

The following describes certain United States federal income tax consequences relevant to the Offer for U.S. Holders and Non-U.S. Holders (as defined below). This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations, administrative pronouncements and judicial decisions, changes to which could materially affect the tax consequences described herein and could be made on a retroactive basis.

This discussion deals only with shares of common stock held as capital assets and does not deal with all tax consequences that may be relevant to all categories of holders (including, without limitation, dealers in securities or commodities, traders in securities that elect to mark their holdings to market, financial institutions, regulated investment companies, real estate investment trusts, holders whose functional currency is not the United States dollar, insurance companies, tax-exempt organizations or persons who hold shares as part of a hedging, conversion or constructive sale transaction or as a position in a straddle). In particular, different rules may apply to shares acquired as compensation (including shares acquired upon the exercise of options or the vesting of restricted share units). This discussion does not address the consequences of the alternative minimum tax, or any state, local or foreign tax consequences of participating in the Offer. Holders of shares should consult their tax advisors as to the particular consequences to them of participation in the Offer.

As used herein, a “U.S. Holder” means a beneficial holder of shares that is for United States federal income tax purposes: (a) an individual citizen or resident of the United States, (b) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to United States federal income taxation regardless of its source, or (d) a trust if it (x) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust or (y) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Holders of shares who are neither U.S. Holders nor partnerships (or any other entity treated as a partnership for U.S. federal income tax purposes) (“Non-U.S. Holders”) should consult their tax advisors regarding the United States federal income tax consequences and any applicable foreign tax consequences of the Offer and also should see Section 7 for a discussion of the applicable United States withholding tax rules and the potential for obtaining a refund of all or a portion of any tax withheld.

If a partnership holds shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Holders that are partners of a partnership holding shares should consult their own tax advisors.

Non-Participation in the Offer. Stockholders who do not participate in the Offer will not incur any tax liability as a result of the consummation of the Offer.

U.S. Holders. An exchange of shares for cash pursuant to the Offer will be a taxable transaction for United States federal income tax purposes. A U.S. Holder who participates in the Offer will be treated, depending on such U.S. Holder’s particular circumstances, either as recognizing gain or loss from the disposition of the shares or as receiving a dividend distribution from us.

Under Section 302 of the Code, a U.S. Holder will recognize gain or loss on an exchange of shares for cash if the exchange (a) results in a “complete termination” of all such U.S. Holder’s equity interest in us, (b) results in a “substantially disproportionate” redemption with respect to such U.S. Holder, or (c) is “not essentially equivalent to a dividend” with respect to the U.S. Holder (together, as described below, the “Section 302 Tests”). In applying the Section 302 Tests, a U.S. Holder must take account of stock that such U.S. Holder constructively owns under attribution rules set forth in Section 318 of the Code, pursuant to which the U.S. Holder will be treated as owning shares of stock owned by certain family members (except that in the case of a “complete termination” a U.S. Holder may waive, under certain circumstances, attribution from family members) and related entities and shares of stock that the U.S. Holder has the right to acquire by exercise of an option. An exchange of shares for cash pursuant to the Offer will be a “complete termination” of a U.S. Holder’s equity interest in us if the U.S. Holder owns none of our shares either actually or constructively (taking into account any effective waivers of attribution from family members) immediately after the exchange. An exchange of Shares for cash will be a substantially disproportionate redemption with respect to a U.S. Holder if (i) the percentage of the then outstanding shares owned by such U.S. Holder in Rand immediately after the exchange is less than 80% of the percentage of the shares owned by such U.S. Holder in Rand immediately before the exchange, and (ii) the percentage of the then outstanding voting stock owned by such U.S. Holder in Rand immediately after the exchange is less than 80% of the percentage of the voting stock owned by such U.S. Holder in Rand immediately before the exchange. If an exchange of shares for cash fails to satisfy either the “complete termination” or “substantially disproportionate” test, the U.S. Holder nonetheless may satisfy the “not essentially equivalent to a dividend” test. An exchange of shares for cash will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the U.S. Holder’s equity interest in Rand. An exchange of shares for cash that results in a reduction of the proportionate equity interest in us of a U.S. Holder whose relative equity interest in us is minimal (an interest of less than one percent should satisfy this requirement) and who does not exercise any control over or participate in the management of our corporate affairs should be treated as “not essentially equivalent to a dividend.” U.S. Holders should consult their tax advisors regarding the application of the rules of Section 302 in their particular circumstances.

If a U.S. Holder is treated as recognizing gain or loss from the disposition of the shares for cash, such gain or loss will be equal to the difference between the amount of cash received and such U.S. Holder’s adjusted basis in the shares exchanged therefor. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the shares exceeds one year as of the date of the exchange.

If a U.S. Holder is not treated under the Section 302 Tests as recognizing gain or loss on an exchange of shares for cash, the entire amount of cash received by such U.S. Holder pursuant to the exchange will be treated as a dividend to the extent of the portion of our current and accumulated earnings and profits allocable to such shares. Provided certain holding period requirements are satisfied, non-corporate holders generally will be subject to United States federal income tax at a maximum rate of 15% on amounts treated as dividends, i.e., the entire amount of cash received without reduction for the tax basis of the shares exchanged. To the extent that cash received in exchange for shares is treated as a dividend to a corporate U.S. Holder, (a) it will be eligible for a dividends-received deduction (subject to applicable limitations) and (b) it will be subject to the “extraordinary dividend” provisions of the Code. U.S. Holders should consult their tax advisors concerning the rules discussed in this paragraph in light of their particular circumstances.

To the extent that amounts received pursuant to the Offer exceed a U.S. Holder’s allocable share of our current and accumulated earnings and profits, the distribution will first be treated as a non-taxable return of capital, causing a reduction in the adjusted basis of such U.S. Holder’s shares, and any amounts in excess of the U.S. Holder’s adjusted basis will constitute capital gain. Any remaining adjusted basis in the shares tendered will be transferred to any remaining shares held by such U.S. Holder.

We cannot predict whether or the extent to which the Offer will be oversubscribed. If the Offer is oversubscribed, proration of tenders pursuant to the Offer will cause us to accept fewer shares than are tendered. Therefore, a U.S. Holder can be given no assurance that a sufficient number of such U.S. Holder’s shares will be purchased pursuant to the Offer to ensure that such purchase will be treated as a sale or exchange, rather than as a dividend, for United States federal income tax purposes pursuant to the rules discussed above.

Non-U.S. Holders. The Depositary will withhold U.S. federal income taxes equal to 30% of the gross payments payable to a Non-U.S. Holder or his or her agent unless the Depositary determines that a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the U.S. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the U.S., a Non-U.S. Holder must deliver to the Depositary a properly completed and executed IRS Form W-8ECI. The Depositary will determine a holder’s status as a Non-U.S. Holder and eligibility for a reduced rate of, or exemption from, withholding by reference to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g. IRS Forms W-8BEN-E or W-8ECI) unless facts and circumstances indicate that such reliance is not warranted. A Non-U.S. Holder may be eligible to obtain a refund of all or a portion of any tax withheld if such Non-U.S. Holder meets one of the Section 302 Tests described above or is otherwise able to establish that no tax or a reduced amount of tax is due. Backup withholding generally will not apply to amounts subject to the 30% or a treaty-reduced rate of withholding. Non-U.S. Holders are urged to consult their own tax advisors regarding the application of U.S. federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure.

United States Federal Income Tax Backup Withholding. See Section 7 with respect to the application of United States federal income tax backup withholding to both U.S. and Non-U.S. Holders.

The federal income tax discussion set forth above may not apply to shares acquired in connection with the exercise of stock options or pursuant to other compensation arrangements with us. The tax consequences of a sale pursuant to the Offer may vary depending upon, among other things, the particular circumstances of the tendering stockholder. No information is provided with respect to the state, local or foreign tax consequences of the transaction contemplated by the Offer. Each stockholder is urged to consult his or her own tax advisor to determine the particular tax consequences to him or her (including the applicability and effect of the constructive ownership rules and foreign, state and local tax laws and possible tax law changes) of tendering shares pursuant to the Offer.

SECTION 17. EXTENSION OF THE OFFER; TERMINATION; AMENDMENT.

We expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether any of the events set forth in Section 10 have occurred or are deemed by us to have occurred, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the

Depositary and making a public announcement of the extension. An extension of the Offer will delay acceptance for payment of, and payment for, any shares because we cannot accept for payment or pay for any shares until the Offer is closed. We also reserve the right, in our sole discretion, to terminate the Offer and not accept for payment or pay for any shares not already accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 10 by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of the termination or postponement. Our reservation of the right to delay acceptance for payment and to delay payment for shares which we have accepted for payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of the Offer.

Subject to compliance with applicable law, we also reserve the right, in our sole discretion, and regardless of whether any of the events set forth in Section 10 have occurred or are deemed by us to have occurred, to amend the Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered to holders of shares or by decreasing or increasing the number of shares being sought pursuant to the Offer. Amendments to the Offer may be made at any time and from time to time by public announcement. The announcement, in the case of an extension, shall be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced expiration date. Material changes to information previously provided to stockholders in this Offer or in documents furnished subsequent thereto will be disseminated to stockholders in compliance with Rule 13e-4(e)(2) under the Exchange Act.

Any public announcement made pursuant to the Offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of that change. Without limiting the manner in which we may choose to make any public announcement, except as provided by applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through PR Newswire or another comparable news service.

If we materially change the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Rule 13e-4 promulgated under the Exchange Act. This rule and certain related releases and interpretations of the SEC provide that the minimum period during which a tender offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price, change in dealer’s soliciting fee or change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. In a published release, the SEC has stated that, in its view, an offer should remain open for a minimum of five business days from the date that notice of a material change is first published, sent or given.

If (1) we increase or decrease the price to be paid for the shares, increase the number of shares being sought pursuant to the Offer (and such increase exceeds 2% of our outstanding shares) or decrease the number of shares being sought pursuant to the Offer, and (2) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such an increase or decrease is first published, sent or given to security holders in the manner specified in this Section 17, then the Offer will be extended until the expiration of such period of ten business days. For the purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

SECTION 18. FEES AND EXPENSES.

We have retained Georgeson, Inc. to act as Information Agent and American Stock Transfer & Trust Company, LLC to act as Depositary in connection with the Offer. The Information Agent may contact stockholders by mail, telephone, telegraph and in person and may request brokers, dealers, commercial banks, trust companies and other nominee stockholders to forward materials relating to the Offer to beneficial owners.

We have agreed to pay the Information Agent upon acceptance for and payment of shares pursuant to the Offer, a total of $6,500 plus certain expenses. In addition, we have agreed to pay Covington a fee of $200,000 for delivering its fairness opinion. Covington will also receive a fee from us upon completion of the Offer for acting as our financial advisor in connection with the Offer. The Depositary will receive reasonable and customary compensation for its services. We will reimburse the Information Agent, our financial advisor and the Depositary for certain reasonable out-of-pocket expenses and will indemnify them against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

We will pay all expenses related to the printing and mailing of this Offer to Purchase and related materials, attorneys’ fees and expenses and other miscellaneous fees and expenses incurred in connection with the Offer. We will also pay or cause to be paid all stock transfer taxes, if any, on our purchase of shares except as otherwise provided in this document and Instruction 7 in the related Letter of Transmittal.

We will not be obligated to pay fees or commissions to brokers, dealers, commercial banks or trust companies (other than fees described above) for soliciting tenders of shares pursuant to the Offer. Stockholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if stockholders tender shares through such brokers or banks and not directly to the Depositary. We will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding the Offer to Purchase and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. We have not authorized any broker, dealer, commercial bank or trust company to act as our agent or the agent of the Information Agent or the Depositary for purposes of the Offer.

SECTION 19. MISCELLANEOUS.

We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer or the acceptance of shares pursuant thereto is not in compliance with any applicable law, we will make a good faith effort to comply with such law. If, after good faith efforts, we cannot comply with the applicable law, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of shares residing in that jurisdiction.

In accordance with Rule 13e-4 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO that contains additional information with respect to the Offer. The Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 14 with respect to information concerning us.

We have not authorized any person to make any recommendation on our behalf regarding whether you should tender or refrain from tendering your shares pursuant to the Offer, and we have not authorized any person to provide any information or make any representation in connection with the Offer, other than those contained in this Offer to Purchase or in the Letter of Transmittal. You must not rely upon any such recommendation, information or representation that is given or made to you as having been authorized by us or the Information Agent.

October 3, 2014

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF RAND WORLDWIDE, INC.

The following table sets forth the name, present principal occupation or employment and 5-year employment history of the directors and executive officers of Rand Worldwide, Inc. The business address of each director and executive officer is c/o Rand Worldwide, Inc., 161 Worcester Road, Suite 401, Framingham, Massachusetts 01701. Except as noted below, each of our directors and executive officers is a United States citizen.

RICHARD A. CHARPIE, PhD—Dr. Charpie joined the Board in connection with the Company’s August 2010 merger with Avatech Solutions, Inc. (the “Merger”), at which time he was also elected Chairman of the Board and remained in that role until September 2013. He has more than 30 years of private equity experience and is a Managing Partner of Ampersand Capital Partners, which is currently the largest equity owner of Rand. Dr. Charpie joined Ampersand’s predecessor in 1980 and led its activities beginning in 1983. He has served as a director of more than 35 companies and as Chairman of more than 10 companies. He holds an M.S. degree in Physics and a Ph.D. in Economics and Finance, both from the Massachusetts Institute of Technology. He served on the board of directors of the pre-merger Rand Worldwide immediately prior to the Merger.

MARC L. DULUDE—Mr. Dulude became a director and Chief Executive Officer of the Company in connection with the Merger and became Chairman of the Board in September 2013. From April 1, 2009 through the date of the Merger, Mr. Dulude was the President, Chief Executive Officer, and Chairman of the Board of the pre-merger Rand Worldwide. Prior to joining Rand Worldwide, Mr. Dulude was a General Partner with Ampersand Capital Partners, a private equity firm he joined in 2002. Before Ampersand, Mr. Dulude spent six years at Moldflow Corporation, a product design simulation software company, where he was Chairman, President and CEO. Mr. Dulude has nearly two decades of experience as a senior information technology executive, including serving as Senior VP of Marketing at Parametric Technology Corporation (NASDAQ: PMTC), a product lifecycle management company, and in various positions at Nortel, a telecommunications company. Mr. Dulude holds a M.Eng. Degree in Mechanical Engineering from Carleton University. Mr. Dulude is on the board of directors of Kortec, Inc., a PET packaging equipment manufacturing company. Mr. Dulude is a citizen of the United States and Canada.

PETER H. KAMIN—Mr. Kamin joined the Board of Directors in March 2012. He is the founder and Managing Partner of 3K Limited Partnership. For the previous 11 years, Mr. Kamin was a founding member and Managing Partner of ValueAct Capital. Prior to founding ValueAct Capital in 2000, Mr. Kamin founded and managed Peak Investment L.P. Peak was a limited partnership, organized to make investments in a select number of domestic public and private companies. Mr. Kamin is presently a Director of Ambassadors Group, Inc., MAM Software Group, Inc., Tile Shop Holdings and several privately held companies. Mr. Kamin has previously served as a Director of a number of public and private companies. Mr. Kamin holds a BA from Tufts University and an MBA from Harvard’s Graduate School of Business.

MANU PARPIA—Mr. Parpia joined the Board of Directors in March 2011. Mr. Parpia was Chief Executive of the Electronic Business Equipment Division of Godrej & Boyce from the mid-1980s to 1999. During this period, he also founded Godrej Pacific, and served as its Managing Director from 1995 to 1999. In his activities with Godrej, he oversaw the design, development, manufacture and distribution of a variety of high-tech products. After his time at Godrej, he founded Geometric Ltd. and assumed the position of Managing Director, serving Geometric in that role until 2006. Today he sits on many boards including Geometric Ltd., 3d PLM Software Solutions Ltd., Virgo Engineers Ltd. and Godrej Infotech Ltd. In addition he is a Charter Member of The Indus Entrepreneurs (TiE)—Mumbai Chapter where he chairs their mentoring efforts. Mr. Parpia is a citizen of India.

LAWRENCE RYCHLAK—Mr. Rychlak joined the Board of Directors in September 2013. Mr. Rychlak was hired by Avatech in May 2005 as Chief Financial Officer and was appointed President in October 2009.

Appendix A-1

Following the Merger, Mr. Rychlak continued as the President and Chief Financial Officer of Rand Worldwide, Inc. Prior to joining the Company, he worked for Environmental Elements Corporation, where he served as interim president and Senior Vice President and Chief Financial Officer from 2001 to May 2005. Mr. Rychlak’s background also includes several senior financial positions in both for profit and not-for-profit organizations, business consulting with a regional consulting firm and eight years with an international accounting and consulting firm. He is a Certified Public Accountant and holds a Bachelor of Arts degree in Accounting and a Master’s degree in Business Administration from Loyola University Maryland.

Appendix A-2

APPENDIX B

FAIRNESS OPINION OF COVINGTON ASSOCIATES

September 29, 2014

Special Committee of the Board of Directors of Rand Worldwide, Inc.

161 Worcester Rd

Suite 401

Framingham, MA 01701

Ladies and Gentlemen:

The Special Committee of the Board of Directors (the “Special Committee”) of Rand Worldwide, Inc. (the “Company”) has engaged Covington Associates, LLC (“Covington”) to serve as an independent financial advisor to the Special Committee and to provide an opinion to the Special Committee (the “Opinion”) as to the fairness, from a financial point of view, of the consideration to be received by certain holders of the Company’s common stock, $.01 par value (the “Common Stock”) tendering their Common Stock (the “Tendering Stockholders”) in the contemplated transaction described below (the “Proposed Transaction”).

Description of the Proposed Transaction

The terms of the Proposed Transaction will be more specifically set forth in a Tender Offer Statement on Schedule TO, including the Offer to Purchase to be filed as Exhibit (a)(1)(i) and the associated Letter of Transmittal (collectively, the “Tender Offer Materials”), to be filed with the Securities and Exchange Commission upon commencement of the Offer (as defined below). It is Covington’s understanding that the Tender Offer Materials provide for, among other things, a tender offer (the “Offer”) for up to 27,530,816 shares of Common Stock by the Company, pursuant to which the Company will pay $1.20 per share in cash, without interest (the “Offer Consideration”), subject to applicable withholding requirements, for each share of Common Stock accepted in the Offer. Under the Tender Offer Materials, the Company will commit (subject to the conditions described therein) to purchase up to 27,530,816 shares of Common Stock. In the event a greater number of shares are tendered, the Company will accept shares from Tendering Stockholders on a pro rata basis.

Scope of Analysis

In connection with this Opinion, Covington has made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Covington also took into account its assessment of the general economic market and financial conditions, as well as its experience in securities and business valuations in general, and with respect to similar transactions in particular. Among other things, Covington’s procedures, investigations and financial analysis with respect to the preparation of this Opinion included but were not limited to, the items summarized below;

1.	Reviewed the draft of the Tender Offer Materials received from the Company on September 26, 2014;

2.	Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant including but not limited to the Company’s annual reports and audited financial statements on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) for the years ended June 30, 2013 and 2012 and the Company’s unaudited interim financial statements for the nine month period ended March 31, 2014, included with the Company’s Form 10-Q filed with the SEC on May 15, 2014 and the substantially final draft of the Company’s Form 10-K for the year ending September 30, 2014;

Appendix B-1

3.	Reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including financial projections (and adjustments thereto) prepared by the management of the Company relating to the Company for the fiscal years ending June 30, 2015 through June 30, 2017 (the “Financial Projections”);

4.	Spoken with certain members of the management of the Company regarding the business, operations, financial condition and prospects of the Company, the Offer and related matters;

5.	Compared the financial and operating performance of the Company with that of certain other public companies that Covington deemed to be relevant;

6.	Considered the publicly available financial terms of certain transactions in the industry in which the Company operates that Covington deemed to be relevant;

7.	Reviewed the current and historical market prices and trading volume for the Common Stock, and the historical market prices and certain financial data of the publicly traded securities of certain other companies that Covington deemed to be relevant;

8.	Conducted such other financial studies, analyses and inquiries, including a discounted cash flow analysis, and considered such other information and factors as Covington deemed appropriate; and

9.	Considered a review of the financial condition of the Company with respect to its liquidity and capital position as of the date hereof.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Covington, with the Company’s consent:

1.	Relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, and Covington does not

2.	assume any responsibility with respect to such data, material and other information nor did Covington independently verify such information;

3.	Relied upon representations by management of the Company, which has advised Covington, and Covington has assumed, that any estimates, evaluations, forecasts and the Financial Projections reviewed by Covington have been reasonably prepared in good faith and based on the best currently available estimates and good faith judgments of such management or anyone else furnishing the same as to the future financial results and condition of the Company, and Covington expresses no opinion or view with respect to such projections or the assumptions on which they are based;

4.	Relied upon and assumed, without independent verification, that the historical financial statements of the Company provided to Covington have been prepared in accordance with United States generally accepted accounting principles, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the date of the most recent financial statements provided to Covington that would be material to Covington’s analyses or this Opinion, and that there is no information or any facts, either contained therein or omitted therefrom, that would make any of the information reviewed by Covington inaccurate, incomplete or misleading;

5.

Relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties in the Tender Offer Materials and all other related documents and instruments that are referred to therein, are true, correct and complete, (b) each party referenced in the Tender Offer Materials and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Offer will be timely

Appendix B-2

satisfied without waiver thereof, and (d) the Offer will be consummated in a timely manner in accordance with the terms described in the Tender Offer Materials and such other related documents, without any amendments or modifications thereto;

6.	Relied upon and assumed, without independent verification, that (i) the Offer will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Offer will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Company or the consummation of the Offer that would be material to Covington’s analyses or this Opinion;

7.	Relied upon and assumed, without independent verification, that the final form of the Tender Offer Materials will not differ in any material respect from the draft thereof identified above;

8.	Relied upon the fact that the Special Committee and the Company have been advised by counsel as to the legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;

9.	Has not been requested to make, and has not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor was Covington provided with any such appraisal or evaluation;

10.	Did not estimate, and expresses no opinion regarding, the liquidation value of any entity or business under any laws relating to bankruptcy, insolvency or similar matters; and

11.	Has not undertaken any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

This Opinion is necessarily based on financial, regulatory, economic, market and other conditions as in effect on, and the information made available to Covington as of, the date hereof. It is understood that subsequent developments may affect this Opinion, and that Covington has not undertaken, and is under no obligation, and affirmatively disclaims any obligation to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to Covington’s attention after the date hereof.

This Opinion is furnished for the use and benefit of the Special Committee in connection with their consideration of the Proposed Transaction and may not be reproduced, summarized, referred to, provided to third parties, or used for any other purpose without the prior written consent of an authorized officer of Covington, except that this Opinion may be reproduced and included in its entirety in any filing made by the Company with the Securities and Exchange Commission and any disclosure document distributed to the Company’s stockholders in connection with the Offer. At your request, it is further understood that this opinion may be relied on by those members of the Board of Directors of the Company who are not members of the Special Committee (other than those members of the Board of Directors who recused themselves from voting on the approval of the Proposed Transaction) as if the opinion had also been addressed to them. This Opinion should not be construed as creating any fiduciary duty on the part of Covington to any party. This Opinion is not intended to be, and does not constitute, a recommendation to the Special Committee, any security holder or any other person, as to how to act with respect to any matter relating to the Offer.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Covington’s analysis and in connection with the preparation of this Opinion, Covington has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of

Appendix B-3

which are beyond the control of any party involved in the Proposed Transaction and as to which Covington does not express any view or opinion in this Opinion including as to the reasonableness of such assumptions.

Covington is not expressing any opinion as to the market price or value of the Common Stock after announcement of the Proposed Transaction and this Opinion is not to be relied upon by and stockholders of the Company other than the Tendering Stockholders. This Opinion should not be construed as a valuation opinion, a credit rating, a solvency opinion, an analysis of the Company’s credit worthiness, tax advice, or accounting advice. Covington has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

Covington will receive a fee from the Company for rendering this Opinion, which is not contingent upon the successful completion of the Offer. Covington will also receive a fee from the Company upon the closing of the Offer, which is contingent upon the successful completion of the Offer. The Company has agreed to reimburse certain of Covington’s expenses and to indemnify Covington and certain related parties for certain potential liabilities arising out of this engagement.

This Opinion is solely that of Covington Associates, and Covington’s liability in connection with this letter shall be limited in accordance with the terms set forth in the engagement letter between Covington and the Company dated February 13, 2014 (the “Engagement Letter”). This letter is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter.

Covington has not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Company, its security holders or any other party to proceed with or effect the Offer, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form or any other portion or aspect of, the Offer or otherwise, (iii) the fairness, advisability or impact of any portion or aspect of the Offer to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Offer as compared to any alternative business strategies that might exist for the Company or any other party or the effect of any other transaction in which the Company or any other party might engage, (v) the fairness, advisability or impact of any portion or aspect of the Offer to any one class or group of the Company’s or any other party’s security holders vis-à-vis any other class or group of the Company’s or such other party’s security holders (including, without limitation, the allocation of any consideration among or within such classes or groups of security holders), (vi) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the Offer, (viii) the solvency, creditworthiness or fair value of the Company or any other participant in the Offer, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (ix) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Offer, any class of such persons or any other party, relative to the Offer to Purchase or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, Covington has relied, with your consent, on the assessments by the Company and its advisers, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company and the Offer. The issuance of this Opinion was approved by the persons within Covington authorized to approve opinions of this nature.

Disclosure of Prior Relationships

During the two years preceding the date of this Opinion, Covington has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Appendix B-4

Conclusion

Based upon and subject to the foregoing, and in reliance thereon, it is Covington’s opinion that, as of the date hereof, the Offer Consideration to be received by Tendering Stockholders for their tendered Common Stock pursuant to the Offer to Purchase is fair to such holders from a financial point of view (without giving effect to any impact of the Proposed Transaction on any Tendering Stockholder other than in its capacity as a Tendering Stockholder).

Very truly yours,

COVINGTON ASSOCIATES, LLC

Appendix B-5

RAND WORLDWIDE, INC.

161 Worcester Road, Suite 401

Framingham, Massachusetts 01701

(508) 663-1400

October 3, 2014

Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for shares and any other required documents should be sent or delivered by each stockholder of Rand Worldwide, Inc. or his or her bank, broker, dealer, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

Phone: Toll-free (877) 248-6417 and (718) 921-8317

Fax: 718 234-5001

If delivering by mail:	If delivering by hand, express mail, courier or any other expedited service:

American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and location listed below. You may also contact your bank, broker, dealer, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

480 Washington Blvd., - 26th Floor

Jersey City, NJ 07310

Stockholders, Banks and Brokers

Call Toll-Free: (866) 357-4029